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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Man Group PLC

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THOMSON
FINANCIAL

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FILE NO. 82- 4214 FISCAL YEAR 3-31-02

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DATE : 7/1/02

Man Group plc Annual Report 2002

Man Group plc



MAN GROUP PLC IS A LEADING GLOBAL PROVIDER OF ALTERNATIVE INVESTMENT PRODUCTS AS WELL AS ONE OF THE WORLD'S LARGEST FUTURES BROKERS.

The Group employs over 1,500 people in 13 countries, with key centres in London, Switzerland, New York, Chicago, Paris, Singapore and Sydney. Man Group plc was listed on the London Stock Exchange (EMG.L) in 1994 and is a member of the FTSE 100 index.

Man Investment Products, the Asset Management division, is a world leader in the fast-growing field of alternative investment products where it has a powerful market presence and a strategic position in providing structured hedge fund products to the private client sector and institutional investors. Man has a track record dating back to 1983 and its operations cover the full spectrum of fund styles, product structuring and distribution. It has launched more than 200 alternative investment products for private investors and institutions.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services in futures and options for both institutional and private clients, and an intermediary in the world's metals, foreign exchange and equities markets with offices across the globe.



Financial Highlights

Business summary

- Funds under management at 31 March 2002 up 60% to $10.7 billion
- Record level of fund sales in the year, totalling $5.2 billion
- Recurring net management fee income up 66% to £117.6 million
- Brokerage result up 27% to £38.3 million
- Diluted underlying earnings per share up 50% to 45.7 pence
- Net performance fee income down 27% to £55.2 million
- Diluted earnings per share before goodwill amortisation and exceptional items up 15% to 63.2 pence
- Total diluted earnings per share up 18% to 56.8 pence
- Dividends up 20% to 18.6 pence
- Joined the FTSE 100 on 24 September 2001

	March 2002	March 2001
Funds under management	**$10.7bn**	$6.7bn
	£7.5bn	£4.7bn
Asset Management net management fee income+	**£117.6m**	£70.7m
Asset Management net performance fee income+	**£55.2m**	£76.0m
Brokerage+	**£38.3m**	£30.2m
Financial Services	**£211.1m**	£176.9m
Sugar Australia	**£2.1m**	£1.8m
Profit before tax, goodwill amortisation and exceptional items	**£213.2m**	£178.7m
Diluted earnings per share*		
Underlying†	**45.7p**	30.4p
Before goodwill amortisation and exceptional items	**63.2p**	54.9p
Total operations (including discontinued operations)	**56.8p**	48.1p
Dividends per share	**18.6p**	15.5p
Post-tax return on equity before exceptional items	**33.2%**	35.9%#
Shareholders' funds	**£531.5m**	£433.4m

+Before goodwill amortisation
*A reconciliation of earnings per share is shown in note 12 to the Accounts
†Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income
#Assumes equity raised by the share placing in January 2001 was in place for the whole year

Year	Funds under management ($bn)	Underlying pre-tax profit* (£m)	Ordinary dividends per share (p)
98	2.1	33.6	11.7
99	3.8	71.0	12.7
00	4.7	80.2	13.6
01	6.7	100.9	15.5
02	10.7	155.9	18.6

*Represents net management fee income in Asset Management plus Brokerage net income

Chairman's Statement



I am very pleased to report on what has been an exceptional and significant year for the Group in terms of business development, profits growth and increased shareholder value. Driven by a record level of sales in Asset Management, funds under management stood at $10.7 billion at year end, up some 60% on the year, with recurring net management fee income up 66%. Assisted by a strong year in Brokerage, diluted underlying earnings per share, a measure which excludes variable performance related fee income, was up 50% at 45.7 pence. Performance fee earnings added 16.9 pence per share. Diluted earnings per share on total operations was 56.8 pence and the Group recorded a 33.2% post-tax return before exceptional items on shareholders' funds. These results have enabled us to exceed two of our financial targets, delivery of significant growth in underlying earnings and maintenance of a high return on capital. They also place us ahead of the run-rate necessary to meet our third, which is to double assets under management from their level of $6.7 billion as at 31 March 2001 to $13.4 billion by 31 March 2004.

In Asset Management, sales of $5.2 billion significantly exceeded our expectations. This exceptional result reflects continuing investor concern about the direction of global equity markets, strong long-term performance from most of our products, and the attractiveness of our principal guaranteed structured products. Man-Glenwood and some of our other managers recorded positive performance in the year and, although Man-AHL, our futures fund manager, gave back gains after November 2001, we continued to benefit from the long-term out-performance and security of our product range opposite the equity markets, and as a consequence saw strong fundraising momentum continue through the second half of the year. Of the $5.2 billion raised during the year, some $4.2 billion was from private clients and the balance institutional. Europe and Asia Pacific contributed 36% and 30% respectively of total sales, with mainly institutional sales in the Americas contributing 22% and the balance being raised in the Middle East.

We firmly believe that the growing interest in alternative investments reflects a structural shift in global asset allocations, and that this trend will continue. Although assets in the hedge fund industry have grown at 27% per annum over the last 11 years to a level estimated to be in the region of $540 billion to $600 billion, this total represents only a small percentage of global investment funds. As a result we would expect continued strong growth in the sector as the logic of including alternative investments to achieve diversification across asset classes drives demand for these kinds of products. One consequence of these trends becoming better understood has been the entry of many new participants into the market. As competition has increased we have continued to benefit from our unusually long track record, conservative approach to risk and distinctive business model which integrates money management skills, product structuring expertise and a proven distribution capability. Going forward, our strategy will continue to focus on the further development of each of these three components, both organically, and where appropriate, by the acquisition of complementary businesses.

In this regard, we have today announced the proposed acquisition of RMF Investment Group (RMF), a leading Swiss-based provider of alternative products focused on the European institutional market. RMF delivers tailored structured solutions for clients across a range of strategies including hedge funds, high yield and private equity investments, principally in a fund of funds format. As at 31 March 2002 RMF had funds under management of approximately $8.5 billion (£5.9 billion) of which approximately $6.7 billion (£4.6 billion) were invested in hedge fund products. The acquisition will complement both Man-Glenwood's strong position in the US and Japanese institutional markets and our existing pre-eminent coverage of the international private client markets. It will also broaden our product range and client service capability.

Our Brokerage division has also had an excellent year, with pre-tax profits up 27% at £38.3 million. Much of this growth has come from our institutional financial futures, foreign exchange and metals businesses. In financial futures, in particular, we have continued to be successful at recruiting key producers and driving down costs. Despite the market disruption caused by the demise of Enron, I am pleased to report that our energy business incurred no loss from that account and sustained its overall year on year contribution to the division. In our retail business, lower activity levels and interest rates reduced top line revenues, partially offset by cost cutting and acquisitions in the UK and Australia. Overall, we expect the futures broking industry to continue to consolidate and anticipate that we will continue to grow through the acquisition of both producer teams and businesses.

The management and staff of our Brokerage division, led by Kevin Davis, are to be commended for their response to the tragic events of 11 September 2001 in New York. Although our operations in the city were based in the World Financial Center and all of our staff were safely evacuated, many lost friends and acquaintances in the disaster. Despite the trauma, and with exceptional personal commitment, our disaster recovery plans were effectively implemented, transferring order execution and post-trade processing to a local back up site, and to our facilities in Chicago, London and Singapore. The Group has made contributions of $1 million to a number of foundations and charitable funds set up in New York following the 11 September events.

Given the Group's performance in the year and our strong financial condition, the Board proposes a final dividend of 13.1 pence per share, which together with the interim dividend of 5.5 pence per share amounts to 18.6 pence per share for the year, an increase of 20%.

I would like to offer my congratulations and thanks to Stanley Fink, his executive team and all of our staff whose efforts have contributed to the Group's successful year. Our rate of growth continues to provide challenging opportunities for many in the Group, and we remain committed to recruiting, developing and rewarding talented people across our businesses.

At Board level, Garth Ramsay stepped down as a non-executive director in July 2001 with our thanks for his contribution to the Group since 1994. We are pleased to welcome Dugald Eadie who joined the Board as a non-executive director on 29 January 2002 and look forward to his contribution to the development of our businesses.

The alternative investment market continues to grow rapidly, reflecting the structural shift of assets into the alternative class. Increasingly, investors in alternatives are requiring disciplined manager selection and portfolio construction processes with sophisticated risk management capabilities as well as a good track record. The Man Group has established credentials in these areas with the consequence that our products are in high demand, particularly from the private client market.

The proposed acquisition of RMF announced today provides the combined Group with a broadened range of money management expertise, greater depth of structuring skills and a leading presence in the institutional sector of the alternative investment market (excluding real estate and private equity). RMF complements our existing US-based fund of funds manager Man-Glenwood and adds a strong European-based institutional business. The enlarged Group will have around $20 billion (£14 billion) of funds under management. We expect this powerful presence to generate substantial opportunity to continue to increase value both for investors in our products and our shareholders alike.

In addition to building out the business in our areas of core expertise, we have continued to meet or exceed our financial targets. Since the year-end, Man-Glenwood and our other smaller managers have continued to record positive performance and accordingly, although Man-AHL has given back some of its very strong performance in 2001, sales of our multi-manager composite products continue to be good. Man AP Strategic Series 1 which closed in April raised $280 million, with the follow on launch of Series 2 due to close in June. Currently, excluding the acquisition of RMF, funds under management are estimated to be $11.0 billion (£7.6 billion) underpinning a significantly higher run-rate of net management fee income than last year. Our Brokerage activities have also had a good start to the year.



Harvey McGrath
Chairman

Chief Executive's Strategic Review



The Man Group has enjoyed a year of very considerable success. We have seen huge demand for our products in both our businesses, substantially exceeded all our financial targets, and positioned both our businesses for continued strong growth.

The Group's business strategy and direction are set out in this Strategic Review section of the Annual Report, after which is an Operating Review of both of our businesses. The Operating Review contains a significant level of detail about our businesses, their products and performance in the year, and the market place in which they operate. A detailed financial review of the Group and its activities, measured against our stated financial targets, is contained in the Finance Director's Review, together with a description of our risk management processes.

Asset Management
Man is a world leader in alternative investments. Historically, quoted shares and bonds have been the main form of most individual and institutional investment. As investors have sought increased diversification from the traditional strategies, there has been a growing trend towards inclusion of alternative investment products in their portfolios. Recent statistics suggest that in the region of $540 billion to $600 billion is invested in alternative assets (excluding private equity and real estate). As can be seen in the chart on the opposite page (source: Hedge Fund Research), alternative investments were up around 10% in 2001, having grown 27% per annum over the last 11 years. Whilst this growth rate is impressive, $540 billion represents only a small percentage of the world's liquid assets, suggesting that as an investment class there is room for continued strong growth. Many investment professionals are advocating a portfolio allocation of 10% or more to alternative investments.


Growth of the global hedge fund industry[1]
Number of Hedge Funds
Hedge Fund Assets
No. of funds
US$ bn
4000
3000
2000
1000
0
500
400
300
200
100
0
90
91
92
93
94
95
96
97
98
99
00
01[1]
[1]As at 30 September 2001. Source: Hedge Fund Research

Man is well placed to take advantage of this structural shift in global asset allocations. We have been managing and structuring alternative investment products since 1983, during which time we have been continually enhancing both our product range and building global distribution. Our strong track record and established presence in this industry has allowed us to grow funds under management at 52% per annum over the last five years, around twice the industry growth rate for that period.

We believe that the Man Group is unrivalled in its ability to provide a combination of high quality money management skills, product-structuring expertise and access to a global client base. Our strategy is to continue the development of each of these components.

Managers

Securing access to high quality managers with long track records is key to the attractiveness of our products and their performance. Our largest two managers, Man-AHL and Man-Glenwood, which account for 81% of assets under management, are wholly owned and each has a long track record of achieving the expectations of investors in terms of returns and volatility. In an industry where many participants are relatively new to the asset class, our long-established presence and good reputation are important attributes.

Our strategy is to take ownership of managers who we consider core to our money management capability. In this way we can control the investment management process, manage risk and retain flexibility on asset allocation. These are managers whose performance exhibits low correlation with a typical bond or equity portfolio. Man-Glenwood, as a manager of managers, also has access to the full range of investment styles through its relationships with underlying managers to whom assets are allocated on a dynamic basis. Additionally we have a New Manager unit which is dedicated to identifying new managers who fit our investment criteria, with a view to "seeding" start-up managers and forming distribution relationships with or taking equity stakes in more developed managers. Our long established presence in alternative asset management means that we can provide both administrative and sales and marketing skills to assist new mangers.

Our approach also favours those managers with a strong systematic approach, where we consider future performance to be more persistent, and which is likely to secure longer term value for investors and shareholders alike. The largest of these associated managers is currently Marin Capital Partners L.P., a convertible bond arbitrage manager, which has assets under management in excess of $1.0 billion.

With the continued attraction of our products, we also favour managers and styles with substantial capacity to accommodate strong growth in assets under management.

Product Structuring

Using our range of managers and investment styles we can provide a high degree of flexibility in asset allocation and a consistent and thorough approach to risk management. This allows us to offer a range of products to meet a variety of investor needs and which can evolve to reflect prevailing circumstances. A typical range of product offerings might include:

- Structured products, where we combine a range of styles and managers into a product which is usually guaranteed. Typically, Man forms joint ventures with or takes equity stakes in these managers.
- Fund of funds, where the investor's money is allocated by Man-Glenwood to a wide range of managers employing a variety of styles to

achieve diversification and reduce manager risk.
- Style products, where assets are allocated to a range of managers deploying a particular style or set of styles. Some of these managers will be independent of Man.
- Single manager products, where an investor's money is placed with a single manager operating in a specific style, such as Man-AHL, our managed futures manager. These products are open ended and can be freely traded.

For the private client investor, our conservatively structured composite products have been the most sought after, and these products currently account for about 65% of assets under management. For many years we have been structuring products for this market which offer a guaranteed return of principal at maturity of the fund, typically in around 10 years time, in some cases with a step-up guarantee to lock in a level of good performance across the term of the product. These guarantees are provided by third party banks and other financial institutions, who have a detailed understanding of our risk management and product structuring capabilities and with whom the Group has established strong relationships.

In conjunction with our good performance track record, being able to provide these guarantee structures and to meet investor wishes for other attributes such as monthly liquidity, has enabled us to offer attractive products at the premium end of the market.

Distribution

Demand for our products comes from around the world. Historically our strongest private client markets have been Western Europe (excluding the UK), South East Asia (including Australia and New Zealand) and the Middle East. We sell our products through an established intermediary network in return for a sales commission. This approach allows us to access the higher private client fee structure with a low and flexible cost base.

Our strategy is to continue to develop both the range and quality of our intermediaries. In some cases this has been achieved by accessing the distribution capabilities of those financial institutions who are already familiar with our product.

Whilst we expect to see continued strong demand from our existing markets, we have recently made a strategic decision to increase our sales into the domestic US private client market. The US is the largest market for alternative investments, but until our acquisition of Glenwood in the year 2000 we had no physical asset management presence there. We expect to begin selling structured products in the US during our financial year ending March 2003 and anticipate that US sales will represent a growing share of our private client sales during the coming years as our intermediary network there develops.

Fees

Typically for alternative asset managers, we charge both management fees and performance fees on the assets we manage. Our strategy has been to focus our sales efforts in the private client market where our structured products and their track record can command premium fees. We also raise money from institutional clients, who accounted for 19% of sales in the year.

Our focus is to raise assets in the highest margin products and so drive growth in net management fee income which was up 66% in the year. This is the key element of our underlying profits. In those of our managers and styles where we have significant unused capacity we will raise institutional money, which typically pays a lower management fee.

In addition to management fees, the Group has the capacity to earn substantial performance fee income depending upon the performance of the underlying product managers. This income will therefore be variable across the Group's accounting periods depending upon the timing of fund performance. In order to generate greater stability in performance fee income, our strategy is to identify and grow those managers and styles with low levels of correlation to our existing manager portfolio.

Personnel

As part of our strategy to increase the strength and depth of management and staff, we have added 122 staff in the Asset Management business during the year, including the appointment of Chris Chambers as the new Chief Executive of Man Investment Products.

Brokerage

Our Brokerage business is a world leading agency broker of futures, options and equity derivative products. We have developed the business through the combination of our leading position on exchanges (as illustrated in the table below) and growing customer order flow. This has in turn allowed us to provide liquidity and efficient order execution to the benefit of our client base, and has attracted producers to join the Man Group.

Our strategy has been to focus on those aspects of our business that are less capital intensive and allow us to be more flexible in our cost structure. We have also embraced the transition to electronic trading, which has taken place on many of the world's largest markets and reduced overheads accordingly.

Man Financial – Exchange rankings (calendar year 2001)

Exchange	Man Financial *share of volume*	Ranking	Electronic
CME*	5.1%	1st	Mix
LIFFE*	7.5%	1st	Yes
NYMEX	9.1%	1st	No
IPE	14.1%	1st	No
SGX (Singapore)	8.8%	2nd	No
EUREX* (fixed income options)	8.5%	3rd	Yes
CBOT	3.2%	8th**	No

Source: Exchange publications
*Execution only
**1st in grains

Man Financial has a dominant position across these exchanges, and significantly has retained high proportions and high rankings on exchanges that are fully electronic. The ability to add value in an electronic trading environment is key to its business strategy. It is the scale, range and breadth of the Brokerage business that gives Man Financial its edge. The wide geographic spread and broad customer base allows it to provide off screen liquidity and combine order flow.

We continue to derive benefits from having both Brokerage and Asset Management activities in the Group, in terms of identifying the most efficient trading access and introducing customers to the other Group activity.

We expect to continue the development of the business by acquiring producer teams and businesses as the industry consolidates. Although we currently have only a small presence in the cash equity markets, we have positioned the business to benefit from the likely growth in equity derivative products, whether off market such as CFDs (contracts for difference), or on exchange products such as single stock futures. The development of these products will also benefit the Asset Management business as we seek more efficient ways of trading equities.



Stanley Fink
Chief Executive

MAN INVESTMENT PRODUCTS IS A WORLD LEADER FOCUSING ON THE FAST GROWING HEDGE FUND INDUSTRY. MAN HAS A SUCCESSFUL TRACK RECORD DATING BACK TO 1983 AND ITS OPERATIONS COVER THE FULL SPECTRUM OF FUND STYLES, PRODUCT STRUCTURING AND DISTRIBUTION.



Asset Management is focused on the fast growing field of alternative investment products where it has a powerful distribution network and a strategic position in providing structured products to the private client sector and institutional investors. Profit before tax and goodwill amortisation continued to grow strongly up 18% to £172.8 million. Although net performance fee income was down 27% to £55.2 million, net management fee income before goodwill amortisation grew 66% to £117.6 million, reflecting the continued strong growth in funds under management which stood at $10.7 billion (£7.5 billion) at 31 March 2002, up 60% in the 12 months to 31 March 2002.


Man Investment Products
Growth in funds under management ($m)
Man-AHL
Man-Glenwood
Other
98
99
00
01
02
0
1000
3000
5000
7000
9000
11000

This section reviews Man's money management and product structuring operations and the key developments for the year ended 31 March 2002.

Man-Glenwood

Glenwood was established in 1987. It entered into a joint venture with Man in 1995, forming Man-Glenwood, and became wholly owned by Man in 2000. Man-Glenwood specialises in constructing and actively managing hedge fund portfolios using a risk-averse, multi-strategy and multi-adviser approach. It had funds under management at the year-end of $4.6 billion. Man-Glenwood allocates funds across a range of strategies and selects from a number of approved specialised hedge fund managers expert in the utilisation of these strategies. Man-Glenwood has a strong team experienced in evaluating and monitoring hedge funds that includes a six-person investment committee and nine analysts and other key professionals. The depth and experience of this team allows Man-Glenwood to apply a rigorous process of due diligence. It has a database comprising approximately 3,900 US and International hedge fund managers and maintains updated information on over 1,000 funds.

Man-Glenwood identifies investment strategies where the sources of return are clearly definable together with those managers who are best able to execute each particular strategy. This requires an active search since only a small percentage of Man-Glenwood's investments report their performance to commercial databases. Man-Glenwood's established position in the industry gives it superior access to the best managers through:

- an extensive network of accounting, legal and investment professionals, and
- its reputation as a value-added investor.

Man-Glenwood uses a top-down approach that applies a disciplined portfolio construction process which combines forward-looking qualitative evaluation with backward-looking quantitative risk control. This enables it to construct an efficient portfolio that is robust over a wide variety of market environments, by diversifying over a broad range of managers and distinct investment strategies as is demonstrated in the pie chart below.

Diversification by strategies[1]
at 31 March 2002

- Equities either long/short: 21.37%
- Multi-strategy: 14.05%
- Relative value investments: 13.24%
- Equities balanced long/short: 10.44%
- Mergers and reorganisations: 9.32%
- Distressed securities: 8.83%
- Sector investments: 8.22%
- International regional: 4.37%
- Commodities and futures: 3.36%
- Equities Short: 3.05%
- Equities trading: 1.88%
- Cash and equivalents: 1.62%
- International opportunistic: 0.25%



Source: Man database.
1 The range of strategies and the allocation to each are regularly refined by the investment manager based on continuing research.

Man-Glenwood continues to monitor the managers, their strategies and the changing environment and adjust the portfolio accordingly. The emphasis is on generating consistent profits over a full market cycle using investment strategies that are not linked to the overall performance of world stock, property and bond indices.

Since its inception Glenwood, and more recently Man-Glenwood, have shown annualised capital growth of around 12% with low volatility and positive results in approximately 85% of quarters during the period 1 January 1987 to 31 March 2002.

Man-Glenwood Portfolio[1] performance comparison
1 January 1987 to 31 March 2002


– Man-Glenwood – World Stocks – World Bonds
Index value US$ (log scale)
6000
5000
4000
2000
1000
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

	Man-Glenwood[1]	World Stocks	World Bonds
Total return	449.2%	283.2%	210.6%
CARR[2]	11.8%	9.2%	7.7%
Annualised volatility	6.4%	15.1%	7.9%
Worst drawdown	–13.6%	–33.8%	–8.6%
Sharpe ratio	1.07	0.28	0.34

Source: Man database and Standard and Poor's Micropal.
1 Man-Glenwood Portfolio: represented by the performance of Glenwood Partners L.P. (net of fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund from 1 January 1996 to 31 March 2002.
World Stocks: MSCI World Stock Index (total return). World Bonds: Salomon Brothers World Government Bond Index (total return).
2 CARR: Compound annual rate of return.

Man-AHL

Established in 1983, Man-AHL is a quantitative investment system that applies primarily trend-following strategies with funds under management of $4.1 billion at year-end. It actively trades a wide range of financial markets and implements its strategies using derivatives. It is an absolute return type product rather than the more traditional investment management product that attempts to beat a specific benchmark. It aims to maximise returns while minimising and controlling risk by using:

- Diversification of markets, maximising opportunities for profit and spreading risk over more than 100 global markets in all major financial centres.

- Proven trading models using thoroughly researched and tested trading models which have been applied to more than 20 years of historical data and actual trading since 1983 and are designed to capture medium and long-term trends in both rising and falling markets.
- Disciplined trading approach using fully computerised models to generate trading signals using live price data, and monitoring the exposure of each market and the total investment portfolio 24 hours a day to ensure pre-determined levels of risk are maintained as volatility in the underlying markets change.

The portfolio of contracts it trades is diversified across all sectors as shown in the table below.

Man-AHL Diversified Programme
Diversification by markets[1] as at 31 March 2002

- Currencies: 26.97%
- Stocks: 19.35%
- Bonds: 15.83%
- Short-term interest rates: 11.38%
- Agriculturals: 9.48%
- Energies: 8.52%
- Metals: 8.47%



Source: Man database and Standard and Poor's Micropal.
[1]The range of contracts traded and the allocation to each sector are regularly refined by the investment manager based on continuing research.

The overall performance of Man-AHL is illustrated by the Man-AHL Diversified Programme, as shown in the table below. The programme has proven its ability to outperform world stocks with controlled risk and, as can be seen in the table below, the Man-AHL Diversified fund has recorded a compound annual return of 18.8% from 20 December 1990 to 31 March 2002. The returns from Man-AHL have an extremely low correlation to stock market returns.

Man-AHL Diversified Programme[1] Performance
20 December 1990 to 31 March 2002



Man-AHL Diversified
World Stocks
World Bonds
Index value US$ (log scale)
8000
6000
4000
3000
2000
1000
91
92
93
94
95
96
97
98
99
00
01
02

	AHL Diversified[1]	World Stocks	World Bonds
Total return	607.6%	176.3%	119.5%
CARR[2]	18.8%	9.4%	7.2%
Annualised volatility	16.3%	13.5%	7.4%
Worst drawdown	-18.9%	-33.8%	-8.6%
Sharpe ratio	0.85	0.32	0.30

Source: Man database and Standard and Poor's Micropal.
[1] Man-AHL Diversified: represented by the actual track record for Athena Guaranteed Futures Limited from 20 December 1990 to 31 March 2002 (prior to 1 October 1997, actual trading results have been adjusted to reflect the current guaranteed public fee structure).
World Stocks: MSCI World Stock Index (total return). World Bonds: Salomon Brothers World Government Bond Index (total return).
[2] CARR: Compound annual rate of return.

Other managers

Man has an active programme which seeks to identify managers suitable for ownership, joint venture, or distribution arrangements in order to access complementary strategies and capacity to grow. Man would typically look for some of the following characteristics: quantitative or model driven approaches; low correlation with Man-AHL and other Man managers; liquidity; track record; capacity; and flexibility in product design.

The favoured styles include low leverage relative value arbitrage (including convertible arbitrage), market neutral equity trading, event driven equity trading and managed futures. Man provides infrastructure and operation support, working capital, proprietary/trading capital, marketing, product structuring and distribution. Today the Group has a portfolio of eight managers developed under this programme.

Product structuring

Man has been involved in the alternative investment industry for almost two decades, and is now a significant participant. This leading position reflects both the length of our track record, dating back to 1983, and our successful development of a range of products tailored to suit the requirements of different investor groups.

The product types offered by Man can be classified into four categories:

- Structured products. This represents the core of Man's private client business and is typically a multi-strategy/multi-manager product with an element of increased investment exposure. It has a high level of structuring expertise in financing, liquidity and risk management and typically provides a guarantee of return of capital at maturity.
- Fund of funds. This allocates to a range of hedge fund strategies and managers via Man's expert in-house fund of funds manager Man-Glenwood.
- Style products. These give exposure to specialised alternative investment styles such as arbitrage or equity hedge strategies.
- Single Manager products. These provide focused exposure to individual managers such as Man-AHL.

The Man-IP 220 products comprise Man's first family of multi-strategy structured products. The initial offering in this series was Man-IP 220 Limited which was launched in December 1996. It was structured to give an exposure of $160 to a combination of Man-AHL Diversified Programme and the Man-Glenwood Multi Strategy Fund for each $100 invested, as well as benefiting from a capital guarantee at maturity. As can be seen in the chart below, Man-IP 220 Limited has demonstrated its value as part of a diversified portfolio.

Man-IP 220 Limited performance comparison
18 December 1996 to 31 December 2001


– Man-IP 220 Limited
– World Stocks
– World Bonds
Index value US$ (log scale)
30
26
18
14
10
97
98
99
00
01
02

	Man-IP 220 Limited	World Stocks	World Bonds
Total return	135.7%	30.6%	13.0%
CARR[1]	17.4%	5.1%	2.3%
Annualised volatility	17.9%	16.0%	7.5%
Worst drawdown	–17.6%	–33.8%	-8.6%
Sharpe ratio	0.70	0.01	-0.36

Source: Man database and Standard & Poor's Micropal.
World stocks: MSCI World Stock Index (total return).
World Bonds: Salomon Brothers World Government Bond Index (total return).
[1] CARR: Compound annual rate of return.

Review of the year ended March 2002

The chart below breaks out the components of the development of funds under management in the year, and as can be seen the key feature is the level of sales.


Funds under management ($ million)
March 2001
Sales
Investment movement
Redemp- tions
Other
March 2002
5,157
(83)
(1,038)
(7)
4,621
4,106
1,997
Glenwood 2,410
AHL 3,239
Other 1,046
Total 6,695
10,724

Sales

26 new products were launched during the year. The increase in funds under management in the year from Man's four global launches (Man-Glenwood Select, Man-IP 220 Plus Series 3 and 4, and Man Multi Strategy Series 3) was $2,492 million. Joint venture sales (including OM-IP 220 Series 6 and OM-IP Hedge Plus) accounted for $737 million. Other launches amounted to $269 million and open-ended funds a further $1,659 million.

Man-Glenwood Select, the first global launch of the financial year, was structured as a more conservative product with exposure to the full range of alternative investment strategies. It is targeting returns of 14–15% per annum over the medium term.

Man-IP 220 Plus Series 3 and 4 are part of our successful Man-IP 220 family of products. The latest launches continued to be based around the core investment approaches of the Man-AHL Diversified Programme and the Man-Glenwood Portfolio as well as benefiting from an investment exposure of US$/Euro 160 for every US$/Euro 100 invested. In addition, these two series will achieve greater diversification through a carefully selected range of complementary strategies. They are both targeting returns in the 17–20% per annum range.

Man Multi Strategy Series 3 is the third in a family of multi-strategy products focused on four broad categories: securities selection (long/short), event driven, managed futures and market neutral and arbitrage. It targets returns of 18% per annum with associated volatility of 13% and benefits from an investment exposure of US$/Euro 150 for every US$/Euro 100 invested.

There were two successful OM-IP launches by the new Australian joint venture, OM Strategic Investments, which raised a total of $245 million of client money. The OM-IP 220 Series 6 has a similar structure to the Man-IP 220 family. The OM-IP Hedge Plus product comprises Man-AHL Diversified Programme, Man-Glenwood Portfolio and MIP Global Equities Programme.

The global launch Man AP Strategic Series 1 Ltd raised $280 million of client money and started trading on 19 April 2002. It is therefore not included in the figures for the year to 31 March 2002. It represents an important addition to the Man AP product family that was established two years ago. It provides investors access to the Man-AHL Institutional Portfolio as well as complementary arbitrage and equity hedge styles. It targets a return of 16–18% per annum whilst seeking to restrict volatility to around 10–11%. It also carries a guarantee of return of capital at maturity along with a profit lock-in feature that may allow the guarantee level to rise.

New money has been raised primarily in Europe (and in particular Switzerland) and Asia Pacific. The proportion of sales in the Americas has increased due to sales made by the Glenwood US business. Sales in the year were split 81% retail product and 19% institutional product. A chart of sales by region is shown below:


Sales – year to 31 March 2002
Europe: 36% (2001: 48%)
Asia Pacific: 30% (2001: 21%)
Americas: 22% (2001: 11%)
Middle East: 12% (2001: 20%)

During the year Man has continued to build out its distribution platform by increasing both the numbers and quality of its intermediaries.


Number of intermediaries as at 31 March 2002
1000
750
500
250
0
150
285
504
709
805
1,011
97
98
99
00
01
02

Source: Man Database.

Investment movement

Investment movement for the year was a negative $83 million, after recording a positive return for the six months to September 2001 of $345 million. As can be seen from the table on the opposite page, the three and five year performance records remain relatively stong, but the performance in the last year, particularly in Man-AHL, has been relatively weaker.

Man-AHL, a futures fund manager, generated a return of -8.6% in the year. Unexpected economic weakness in the first half of the year led to highly profitable long positions in short interest rate futures as the prices of these contracts rose in response to a series of interest rate cuts. Likewise short positions in Stock Index futures benefited from falling equity markets and these profits were added to by short positions in a number of commodity markets where prices also moved lower as a result of the economic slowdown. In the second half of the year these trends were reversed causing some of the gains to be given back. Further losses were incurred subsequently as uncertainty over the likely direction of the economy led to range bound trading in most financial markets, which limited profitable trading opportunities.

Man-Glenwood generated positive returns of 4.1%. Long/short equity managers boosted Man-Glenwood performance due to strong stock selection, especially those focusing on biotech, utility and the financial sectors in the US and on basic industries in Asia. The environment for distressed investing was also favourable, benefitting from a cyclical upswing in supply. The merger arbitrage environment, on the other hand, was particularly weak due to a shortage of merger and other reorganisation activity.

Performance records
Compound annual rate of return to 31 March 2002

	1 year to 31 March 2002	3 years to 31 March 2002	5 years to 31 March 2002
Man-IP 220 Limited	-7.8%	15.8%	18.0%
Man-AHL Diversified Programme[1]	-8.6%	11.4%	17.0%
Man-Glenwood Portfolio[2]	4.1%	13.6%	9.3%
Hedge Fund Index[3]	5.1%	10.5%	10.1%
US Stocks[4]	0.2%	-2.9%	9.7%
UK Stocks[5]	-3.4%	-2.8%	7.5%

Source: Man database, Standard & Poor's Micropal and CSFB Tremont.
1 Man-AHL Diversified Programme: represented by the actual track record for Athena Guaranteed Futures Limited.
2 Man-Glenwood Portfolio: represented by the performance of Man-Glenwood Multi-Strategy Fund Limited.
3 Hedge Fund Index: CSFB Hedge Fund Index.
4 US Stocks: S&P 500 Total Return Index (dividends reinvested).
5 UK Stocks: FTSE 100 Total Return Index (dividends reinvested).

Redemptions

Redemption levels in the year were lower than last year and towards the lower end of the range we have experienced over the long term. Asset Management typically expects redemptions to average between 15%–20% in any one financial year. This is based on historical experience and it should be noted there is little correlation between redemptions and fund performance. Redemptions are a function of a number of factors including geographical diversity. Furthermore, early redemption charges and the long-term nature of the funds encourage investors to maintain the long-term view.

MAN FINANCIAL IS ONE OF THE WORLD'S LEADING FUTURES AND OPTIONS BROKERS. IT IS WELL PLACED TO TAKE ADVANTAGE OF THE OPPORTUNITIES THAT WILL ARISE FROM BEING AT THE FOREFRONT OF RAPIDLY CHANGING TRADING TECHNOLOGIES.

Brokerage is an agency business providing execution and clearing services across a range of products. Whilst these predominantly include futures, options, foreign exchange and metals they also cover, to a lesser extent, equity and equity derivatives. These products are delivered to two separate customer bases, institutional wholesale and private client. Man Financial is today the largest executing futures broker in the world, ranking first on LIFFE, the Chicago Mercantile Exchange, the New York Mercantile Exchange and the International Petroleum Exchange. The firm also holds one of the top three rankings on many other major exchanges such as the London Metal Exchange, the Chicago Board of Trade (grains), Eurex (interest rate options), the Singapore Exchange and the Sydney Futures Exchange.

Financial futures remains the biggest single market for Man Financial and is principally an execution business. Most significantly, we are now the largest executing broker on the world's principal short term interest rate futures contracts, EuroDollars and Euribor. In energy products Man Financial is the world's largest exchange traded broker. Our Securities activities consist of fast growing equity options execution businesses in North America, London and Continental Europe. We also execute both equity and equity options business for private clients.

Brokerage had a record year with profits, before goodwill amortisation, of £38.3m up 27% on last year. In Group terms, it accounted for about 20% of Group pre-tax profits. It continued to enjoy a broadly based contribution from its product lines during the year as can be seen in the chart below.

Net commissions split by product line year to March 2002

- Financial futures 45%
- Energy 17%
- Foreign exchange 12%
- Agricultural products 10%
- Metals 10%
- Securities 6%



Man Financial has enjoyed good growth in the year in its core institutional franchise. In particular, financial futures and its related new product areas had another excellent year. The firm has increased its execution volumes and has managed to enhance that element of its financial futures activities where it was able to add value through providing liquidity via its extensive and global client base. The product base continues to widen with regard to equities, equity options, equity index and equity index options – all of which share similar liquidity pooling characteristics to the financial futures business. In its metals business, declining LME volumes were more than off-set by a doubling of its market share. Despite the contraction of the overall foreign exchange market (largely as a consequence of the introduction of the Euro), the foreign exchange profit contribution has increased. This is principally as a result of an increase in referrals from the institutional, private client and general brokerage businesses. Energy maintained the profit levels achieved last year despite the disruption to its market caused by the 11 September attacks and the demise of Enron. The firm's market share on both the IPE and NYMEX grew as a direct consequence of its successful sales executive recruitment programme.

The retail business recorded a lower profit contribution than the previous year mainly as a result of the large declines in US and UK interest rates and weaker global retail activity, partially off-set by the implementation of technology solutions and cost reductions. Private clients account for about 30% of Man Financial's business and includes the broking of futures, options, equities and equity derivatives. The firm has about 60,000 active accounts throughout the US, Europe and Australasia, the bulk being based in the US. Clients can access either a discount service, where orders are routed electronically, or a premium full-service supported by a broker.

Finance Director's Review



Financial objectives

Our financial objectives are to continue to deliver significant growth in underlying earnings per share and to maintain high levels of return on capital through active management of the Group's capital base. We have achieved these objectives in the current year.

Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. It excludes the net performance fee income from Asset Management, Sugar Australia and goodwill amortisation (a full reconciliation is shown in note 12 to the Accounts). Underlying earnings per share has grown by 50% over the last year and by 46% compound per annum over the last four years.


Diluted earnings per share (pence)
Underlying EPS
EPS before goodwill amoritsation and exceptional items
98
10.0
13.1
99
20.1
30.4
00
23.2
32.5
01
30.4
54.9
02
45.7
63.2
0 5 10 15 20 25 30 35 40 45 50 55 60 65

Our second financial objective is to remain committed to active management of the Group's capital base to maintain the Group's high level of return on capital. The Group's post tax return on capital before exceptional items for the year was 33.2%, compared to 35.9% last year. This was achieved despite the fact that variable net performance fee income decreased by £20.8 million, and the capital base grew by £98.1 million, from last year.

Returns to shareholders

Measured by the increase in share price and dividends added together, it has been another excellent year in terms of returns to shareholders, with a return of 52%. Over the last four years the return to shareholders has averaged 55% per annum. This is illustrated in the chart below with the FTSE 100 and our industry sector as comparatives.

Total Returns Man Group plc vs FTSE 100 and *Speciality & Other Financial sector 1/4/98 to 28/3/02*



– Man Group plc – FTSE Speciality & other finc. – FTSE 100
600
500
400
300
200
100
0
98
99
00
01
02

Source: Datastream

We have grown dividends by 20% over the last year. *This year's dividend is covered* 3.1 times by total earnings and 2.5 times by underlying earnings.

The market price of the Company's shares at 22 May 2002 was £9.48 and at the end of the financial year was £11.95; the highest and lowest share prices during the financial year were £13.54 and £8.15 respectively.

Summary of results

Profit before tax on total operations was up 21% to £193.1 *million. Profit before tax, goodwill* amortisation and exceptional items increased 19% in the year from £178.7 million to £213.2 million. Underlying pre-tax profit increased 55% in the year from £100.9 million to £155.9 million. The growth in these last two measures over the last five years is shown in the chart below.

Pre-tax profits (£ million)



Underlying PBT
PBT before goodwill amortisation and exceptionals
98
99
00
01
02
33.6
43.8
71.0
108.1
80.2
112.5
100.9
178.7
155.9
213.2
0
50
100
150
200
250

The profit before tax, goodwill amortisation and exceptional items is analysed by business segment in the table below:

	2002 £m	2001 £m
Asset Management – net management fee income	117.6	70.7
Asset Management – net performance fee income	55.2	76.0
Brokerage	38.3	30.2
Sugar Australia	2.1	1.8
	213.2	178.7

Asset Management exceeded the record profit level of last year with net management fee income increasing 66% from £70.7 million to £117.6 million. Net performance fee income decreased 27% to £55.2 million. As discussed in previous *annual and interim reports, performance fee* income will typically exhibit volatility, which can be pronounced when comparing one accounting period with another. The table below illustrates this, as well as showing net performance fee income and net management fee income as a percentage of funds under management (FUM) for the last five years. The management fee/FUM ratio remains healthy although it has slightly declined over the last few years. This is due to a combination of two factors. An increasing proportion of FUM has come from institutional investment in Glenwood products, which typically have a lower level of associated management fee. In addition, there has been an increase in overheads as the business model has been scaled up, in particular, with regard to the new initiative in the United States. This trend is likely to continue going forward.

	2002	2001	2000	1999	1998
Net performance fee income (£m):					
First half of year	33.5	1.0	15.7	32.3	8.6
Second half of year	21.7	75.0	14.5	7.2	8.6
Full year	55.2	76.0	30.2	39.5	17.2
Performance fees/FUM	0.9%	2.2%	1.1%	2.1%	1.6%
Net Management fee income (£m)	117.6	70.7	55.5	45.5	16.0
Management fees/FUM	1.9%	2.0%	2.1%	2.4%	1.5%

Profit & loss account – other items

Operating income is principally denominated in US dollars and is translated into sterling for reporting in the Group consolidated accounts. There has been a positive translation effect in the year from currency movements of £2.1 million on the pre-tax profit with an average rate for the year of $1.4328 (2001: $1.4712).

Operating expenses have increased in the year by 18% to £220.4 million. The largest elements of this increase are salary related costs (particularly in Glenwood, due to the scaling up of the business model in the US) and a rise in IT costs as the businesses develop improved client service systems.

Goodwill amortisation, which includes a full year's effect of the Glenwood acquisition in October 2000, was £8.0 million, up from £4.7 million last year.

The exceptional costs incurred in the year relate to adjustments to the loss on the sale of our Agricultural Products business in March 2000 and are therefore classified under discontinued operations. The adjustments are the net effect of claims made under limited warranties given to the management buyout group. An agreement was reached with the management buyout group whereby these warranties have been terminated so that the Group will not be required to make any further payments. As part of this settlement, the management buyout group has also settled part of the loan note given to them by the Group such that the outstanding amount of the loan note has been reduced from $100 million to $55 million.

The tax charge for the year amounted to £41.0 million. The effective rate on continuing operations was 20.0% compared to 20.1% last year. The bulk of the Group's profits continue to be earned in Switzerland and the UK. In future years, the effective tax rate may increase if the new US sales initiative proves to be successful.

Profit and loss account – segmental analysis

Year to 31 March 2002	Asset Management £m	Brokerage £m	Sugar Australia £m	Group Total £m
Fees and commissions receivable	278.0	292.7	–	570.7
Fees and commissions payable	(42.0)	(203.9)	–	(245.9)
Net trading interest income	9.3	25.2	–	34.5
Other operating income	6.8	40.0	–	46.8
Total operating income	**252.1**	**154.0**	**–**	**406.1**
Operating expenses	(88.4)	(131.9)	(0.1)	(220.4)
Operating profit	**163.7**	**22.1**	**(0.1)**	**185.7**
Associates and JVs	4.6	–	3.2	7.8
Net interest income	4.5	16.2	(1.0)	19.7
Profit before tax, goodwill and exceptionals	**172.8**	**38.3**	**2.1**	**213.2**

In Asset Management, fees and commissions receivable are principally management fees, performance fees and brokerage fees. Fees and commissions payable are mainly sales commissions. Operating expenses, after Group allocations, are 35% of total operating income and this operating margin level is consistent with the average over the last five years, and compares favourably with most other fund managers.

In Brokerage, net trading interest arises mainly on segregated customer balances that are held off balance sheet in accordance with UK accounting practice. Other operating income arises largely from foreign exchange, metals and energy trading activities where we act as principal. Operating expenses, after Group allocations, are 86% of total operating income, which is marginally better than the five year average.

The profit from Sugar Australia is recorded within continuing operations, with a positive contribution of £2.1 million (2001: £1.8 million) being made in the year.

Cash flow

There was a net cash inflow of £317.9 million in the year before the impact of an increase of £319.3 million in Group loans to funds managed by our Asset Management business. Immediately following a product launch, the Group makes available loans to many of its composite fund products with the intention of providing temporary funding until more permanent financing structures are put in place with external providers.

The excellent level of sales in the year has resulted in these temporary funding arrangements being at a higher level than last year. At 31 March 2002, loans to funds stood at £419.2 million.

The Group's net cash inflow for the year before the impact of the increase in Group loans to funds is the result of net operating profits of £194.7 million before charging depreciation of £9.0 million and goodwill amortisation of £5.8 million. The Company paid dividends of £42.6 million, £33.9 million for net fixed asset expenditures, principally for technology and shares in the Company purchased by the employee trusts, and taxation of £23.8 million. Acquisitions generated £18.6 million, other working capital requirements decreased by £164.4 million and other items generated a net £40.5 million.

Balance sheet

The Group's consolidated balance sheet is similar to last year except for the following points.

The rise in the level of debtors is almost entirely due to the increase in Group loans to funds as shown in note 16. This increase is funded by a corresponding increase in bank borrowings.

At 31 March 2002, shareholders' equity was up 23% at £531.5 million, and net debt was £40.7 million, giving gearing of 8% (2001: 8%). Including balances with counterparties whereby commodities are bought under financing arrangements on deferred terms, gearing is 23% (2001: 39%).

The Group has continued to use the method that was introduced last year to allocate capital across the businesses. The model is based around a risk-adjusted capital methodology that quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is also allocated to a limited number of other factors, principally goodwill, as well as an allocation to reflect the need to maintain certain minimum levels of regulatory capital. These methods have been applied in disclosing the segmental net assets in note 2(c).

Financial capacity

The Group has both committed and uncommitted facilities, totalling $2.0 billion, available to it from a group of major international banks. The largest of these is a $1.5 billion committed revolving credit facility, which was renewed in July 2001, with half the facility maturing in one year and the remainder in three years. It is anticipated that the portion maturing in July 2002 will be successfully renewed, without any material change to its terms. The Group has available to it other committed facilities of $0.1 billion and uncommitted facilities of $0.4 billion. Total undrawn committed facilities at the year-end were $955 million (£671 million).

The Group has an on-going external funding initiative whereby financing is arranged directly for individual funds, thus refinancing temporary facilities provided to the funds by the Group. During the last year the initiative resulted in a number of the funds being able to arrange financing, directly to them, totalling $759 million (£533 million).

Accounting standards

These financial statements incorporate the principles of Financial Reporting Standard (FRS) 18 "Accounting Policies", which seeks to ensure that the most appropriate accounting policies are adopted for the purpose of giving a true and fair view. The Group continues to review, update and clarify its accounting policies, although there have been no significant changes from last year.

We have implemented the transitional arrangements of FRS 17 "Retirement Benefits" in these financial statements. The required disclosure in relation to the Group's defined benefit pension schemes is given in note 8(c) to the financial statements. The full adoption of the FRS 17 accounting treatment in the March 2004 Annual Report is unlikely to have a significant impact.

As stated in the Interim Report, we have adopted FRS 19 "Deferred Tax". The comparative figures have not been restated as the effect is not material.

Management of risk

The Board is responsible for determining the long-term strategy of the business, the markets in which the Group will operate and the level of risk acceptable to the Group in each area of its business. The Group's principal business activities give rise to credit, market and operational risks.

The Group takes out insurance cover and uses derivative products to mitigate risk where appropriate. In addition, the Group seeks to reduce to acceptable levels the risk of earnings volatility arising from interest rate and currency fluctuations, while allowing a degree of flexibility to take advantage of market movements. Group Treasury seeks to ensure that sufficient liquidity is available to meet the future needs of the business.

The Group also seeks to mitigate the risk inherent in its business through the application of strict limits and controls over the level of acceptable risk and an approval process at both Group and operational level. Limits are clearly set out by the Board in a formal Delegated Authority paper and are reviewed regularly in light of operating experience and market conditions. The Group Risk Committee and Brokerage Credit Committee meet regularly and perform credit and oversight reviews.

The management of the operational, market and credit risks in relation to the Asset Management and Brokerage businesses is a key part of the continuing success of those businesses. The management of these risks is detailed below. Currency, interest rate and liquidity risks are typically managed at a Group level, and these are also discussed below.

Asset Management

Risk Management is a critical component of Man's strong track record of achieving attractive risk-return characteristics. Man structures its products with risk control as the primary focus with complex modeling and assessment of risk-return profiles featuring strongly in the structuring process. All managers (including new ones) are focused on risk rather than return and funds are structured according to the investors' requirements; the return being achieved as a function of the risk control, diversification of strategies and low volatility. Exposures are monitored daily and managers are strictly controlled to ensure not only best performance but also appropriate risk appetite is being adhered to.

For example, Man-AHL trades across 100 liquid markets on all of the major exchanges worldwide and as such can exit positions within hours. Even Man-AHL's most illiquid positions can for the most part be traded out within 24 hours.

Through this strict control and ability to liquidate positions quickly, Man can confidently determine its risk exposure. This risk methodology is designed to protect Man and its supporting banks from any loss, whilst achieving very respectable returns for the investor via the diversification of strategies it employs.

The risk management system within Asset Management uses computer supported analytical instruments to monitor investment programmes and portfolio structures, thereby controlling the overall risk exposure of individual funds. Analysis techniques include the calculation of a proprietary risk indicator, similar to value at risk, which provides an estimate of risk based on the positions held and margin exposures, sector investments, correlation between markets and individual market volatility. Levels of exposure are quantifiable at any time and predefined loss and gearing levels are set and monitored.

Guarantees of return of capital at maturity are provided to investors by internationally recognised banks. In the majority of cases, the guarantee is fully collateralised by zero coupon bonds. On a small number of products, a partially defeased structure has been utilised whereby the bank will provide a guarantee with only a partial collateral being provided up front. As a quid pro quo, Man has provided a first risk of loss guarantee to the banks up to a level of 5%. The total theoretical exposure arising from this was £12.1 million at 31 March 2002. In addition, external parties provide financing directly to some of the funds managed by the Group in the form of total return swaps. On some of these the Group has given first risk of loss guarantees (typically between 3% and 5%) to the external provider. The total theoretical exposure on these guarantees was £19.6 million at 31 March 2002. However, risk modelling techniques indicate that the probability of any element of any of these first risk of loss guarantees being realised is between nil and 0.15%.

Risk of disablement of Man's information technology infrastructure is minimised by the existence of a full disaster recovery plan and a second site. The second site replicates the essential trading, risk management and operational functionality of Asset Management's headquarters in Sugar Quay, London. The site is always on fully geared stand-by – in the event of a shutdown at Sugar Quay, it is automatically activated to enable a near-seamless continuation of investment management activities.

Brokerage

The Group Risk Committee and Brokerage Credit Committee meet regularly and perform credit and oversight reviews. Each key trading centre holds daily risk meetings to assess their clients positions and risks. The credit risk is diversified, with the majority of customers and counterparties operating in OECD countries. In addition to the regular review of counterparty and country limits, other measures are undertaken to further mitigate credit risk including holding margin or other collateral against client positions, in some cases in excess of exchange requirements. Man grades countries according to our perception of risk and rates counterparties according to their creditworthiness. This process is used to limit, and monitor, country and counter-party risk concentrations.

Mathematical risk models including value at risk and sensitivity analyses, are used to help estimate Man's exposure to market risk and design appropriate limit structures. The daily monitoring of client activity to ensure credit exposures are maintained in accordance with agreed risk limits and daily and even intra-day margin calls are made on clients to reflect market movements affecting client positions.

The regulated environment in which Brokerage operates imposes extensive reporting requirements and continuing self-assessment and appraisal. The operating units work closely with such regulators to ensure that the highest operating efficiencies and standards are maintained. In addition regular reviews of clients' financial standing is also undertaken with a strict approval and review procedure. Brokerage also maintains regulatory capital significantly above the requirements of the markets in which it operates.

Currency

Most of the Group's revenues arise in US dollars as the majority of transactions are priced in dollars. For day-to-day management accounting purposes we use US dollars, although for UK statutory purposes we report in sterling. The Group incurs certain sterling costs, relating mainly to UK overheads, dividends and taxation liabilities. Since earnings are principally in US dollars, appropriate hedges, using mainly forward foreign exchange contracts, are put in place for the following year to fund the majority of these sterling liabilities in accordance with criteria laid down by the Board. In general the Group does not hedge its US dollar earnings into sterling.

The majority of the Group's net assets are in US dollars and in currencies other than sterling, with the result that the Group's sterling balance sheet can be affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than sterling, principally in US dollars. Note 21(c) shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account. As can be seen from that table our unmatched net assets are not significant.

Interest rate

Exposures to interest rate fluctuations are managed by a combination of floating and fixed rate instruments, mainly interest rate swaps, which gives the Group its desired interest and maturity profile. As shown in note 21(d), at the year-end £10.5 million of the Group's borrowings were at fixed rates. This is representative of the whole year.

Liquidity

The maturity of borrowings is shown in note 19 and the maturity profile of undrawn committed facilities is shown in note 21(g). The Group's objective in determining borrowing maturity is to ensure a balance between flexibility and the continuing availability of funds. The Group continues to seek to diversify its sources of finance.



Peter Clarke
Finance Director

THE BOARD IS COMMITTED TO HIGH STANDARDS OF CORPORATE GOVERNANCE AND SUPPORTS THE NEED FOR CLEAR STANDARDS TO BE LAID DOWN TO SAFEGUARD THE INTERESTS OF SHAREHOLDERS AND OTHER STAKEHOLDERS.



Board of Directors


1


2


3


4


5


6


7


8

1 Harvey McGrath[*§] Non-executive Chairman,
Chairman of the Nomination Committee
50, joined Man in 1980 from Chase Manhattan Bank. He was appointed to the Group Board in 1986, became Chief Executive in 1990 and was appointed as Chairman in March 2000.

2 Stanley Fink Chief Executive,
Chairman, Man Investment Products
44, a chartered accountant, joined Man in 1987 as a director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investment Products in 1996 and then Chairman in 2002. He became Chief Executive in March 2000.

3 Peter Clarke Finance Director and Company Secretary
42, a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance & Corporate Affairs and Company Secretary in 1996. He was appointed to the Group Board in 1997 and became Finance Director in May 2000.

4 Kevin Davis Managing Director, Man Financial
41, joined Man's Brokerage division in 1991 where he became a Managing Director in 1997. He was appointed to the Group Board in April 2000.

5 Alison Carnwath[*§†] Independent non-executive director,
Chair of the Audit Committee
49, was appointed a non-executive director in January 2001. She is currently Chair of The Vitec Group plc and non-executive director of a number of other UK listed companies. Prior to that she spent 20 years working in investment banking, recently as a managing director of Donaldson, Lufkin & Jenrette in New York.

6 Stephen Nesbitt[*] Non-executive director
53, joined Man in 1987 as a director. He became Chairman of Man Investment Products and Man Financial in 1989 and became a non-executive director in 1997. Before joining Man he was a partner at Simmons & Simmons.

7 Glen Moreno[*§†] Senior independent non-executive director,
Chairman of the Remuneration Committee
58, was appointed a non-executive director in 1994. He is a director and former Chief Executive of Fidelity International, a trustee of The Prince of Liechtenstein Foundation and a director of LGT Global Trust. Previously he was a group executive and policy committee member of Citicorp and Citibank.

8 Dugald Eadie[*§†] Independent non-executive director
57, was appointed a non-executive director in January 2002. He has held a number of senior executive positions in the fund management industry, most recently as group managing director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and is an Honorary Fellow of the Faculty of Actuaries.

[*]Member of the Nomination Committee
[§]Member of the Audit Committee
[†]Member of the Remuneration Committee

Corporate Social Responsibility Report

The Group believes that financial performance should be accompanied by high standards of social performance including the addressing of concerns of all stakeholders. The Group has therefore developed policies, weighted towards the biggest impact areas for the Group, which include commitments on employees, ethical conduct, health and safety, the environment and charitable donations.

As part of the Group's internal control system, a process of risk assessment workshops is undertaken by all operating units. These review on a continuing basis major business risks at all levels, which are documented together with the policies and procedures by which these risks are managed. Included in this ongoing review is the identification and assessment of the significant risks to the Group's short and long term value arising from Corporate Social Responsibility (CSR) matters, as well as the opportunities to enhance value that may arise from appropriate actions. The Board takes responsibility for ensuring such risks are identified, evaluated and managed.

The Group is a member of the FTSE4GOOD UK Index. We are committed to focusing on the adoption of good reporting practice in this area and outline our main policies and procedures below.

Employment policies

- The Group remains committed to creating an environment that will attract, develop, motivate and reward employees of high calibre, taking into account the specific requirements of the businesses.

- The Group actively promotes involvement in the Company through performance and profit related bonuses, the operation of long-term share-based incentive schemes and other employee share schemes. During the year the Company set up sharesave schemes in the UK and United States for all employees. Employees, employee benefit trusts and the Board together hold 13.5% (2001: 13.8%) of the Company's issued share capital at the date of this report.

- The Group has adopted appraisal and continuing professional development systems based on sound procedures to ensure employees remain proficient and up to date in their roles, to assist them in developing their careers within the Group and to identify appropriate training needs. The Group seeks to ensure that its approach to training leads to forward thinking and business focussed solutions to training and development issues to the benefit of both the organisation and employees.

- The Group's promotion policy is based on sound procedures to ensure all employees have an equal opportunity to be considered and that the successful candidate is competent to fulfil the more senior position. Wherever possible, job vacancies are advertised internally.

- The Group has a policy of non-discrimination on the grounds of colour, race, ethnic or national origin, sex, age or disability. Employees who become disabled during their working life will be retained in employment wherever possible and given help with any necessary rehabilitation and retraining. The Group will not deliberately infringe employees' rights under the Human Rights Act, including an employee's right to freedom of expression and to privacy and family life.

- On joining the Group, all employees are required to agree to the Group's policy statement on business principles and ethical conduct. The Group attaches high importance to its reputation for honesty, integrity and high professional and ethical standards. It acknowledges that standards can only be maintained through the actions and conduct of employees and as such the Group provides educational and training programmes for employees where it is appropriate.

Health & Safety

- The Group headquarters' Health & Safety policy statement includes a commitment to providing and maintaining an environment which is without risk to health, safety or welfare together with work equipment and systems of work for all its employees which are safe to use, and also to provide such information, training and supervision as is needed to achieve this end.

- In order to prevent discomfort and possible injury through incorrect posture and use of VDUs, the Group gives training about those aspects of machine use. Outside specialists are contracted to carry out fire risk, general risk and compliance assessments.

- There is an active Health & Safety committee, which ensures all members have completed appropriate training.

Environment

- The Board recognises that environmental issues are of fundamental importance to successful and responsible business strategy. The Group has operations on an international scale and is conscious of its obligations to the environment and local community. It is committed to minimising the environmental impact of its operations wherever possible.

- The Board is aware of the international commitment to reducing greenhouse gas emissions and as a result currently monitors energy consumption and has installed energy efficient heating and air conditioning equipment at its headquarters. Video conferencing is actively encouraged in order to curb emissions resulting from corporate travel, and interest free season ticket loans are made available to all UK permanent staff to promote the use of public transport.

- The Group wishes to balance business needs with the aim of reducing its consumption of materials. As such, extensive use is made of electronic communication in place of paper usage, and at all the Group's principal offices waste paper is collected and recycled by external contractors.

Charitable donations

- During the year the Group made charitable donations of £1.1 million.

- In the UK, the Trustees of the Man Group plc Charitable Trust made donations amounting to £303,231. The Trustees actively encourage applications for charitable support to charities where members of staff have a personal involvement. The policy of enhanced support to selected charities over a three year period continued. Support to educational projects was increased and a commitment of £75,000 over three years was made to the City of London School Bursary Campaign.

- The Group made contributions totalling $1 million to various charitable foundations and disaster funds set up following the events of 11 September 2001. These included the NY Firefighters Disaster Fund, the NYMEX Charitable Foundation, the NY Police Officers Disaster Fund and the British Victims of 11 September Disaster Fund.

- In addition, contributions of $65,750 were made to charities in the US in which our employees are active participants. They cover a wide range of interests, including charities for children and cancer cures.

Directors' Report

The directors submit their report, together with the audited accounts for the year ended 31 March 2002.

Principal activities and future developments

Man Group plc ('the Company') is the holding company for the Man group ('the Group'). A detailed review of the Group's activities and financial performance is given in the Operating Review on pages 8 to 17 and in the Finance Director's Review on pages 18 to 23. The Group's strategy and likely future developments are discussed in the Chief Executive's Strategic Review on pages 4 to 7. Details of the principal operating subsidiaries are set out on page 70.

Results and dividends

The audited accounts of the Group appear on pages 42 to 69. The Group profit after taxation but before ordinary dividends amounted to £193.1 million.

The directors recommend a final dividend of 13.1 pence per ordinary share giving a total of 18.6 pence per ordinary share for the year. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 18 July 2002 to shareholders on the register at the close of business on 28 June 2002. The shares will be quoted ex-dividend from 26 June 2002. The Dividend Reinvestment Plan first introduced for the 2001 interim dividend will be available again in respect of the 2002 final dividend. The retained profit transferred to reserves amounted to £103.7 million.

Share capital

Details of movements in the share capital of the Company are given in note 22 to the accounts. During the year, the Company purchased in the market for cancellation 400,000 of its ordinary shares of 10p each at a total cost of £4.0 million. This was done to return excess capital to shareholders at share prices that were earnings enhancing. These transactions represented some 0.15% of the issued ordinary share capital at 31 March 2002. As at 23 May 2002, the Company has an unexpired authority to repurchase further shares up to a maximum of 26,352,017 ordinary shares.

Resolutions relating to the Company's share capital and the Group's new US employee stock purchase plan are to be proposed at the Annual General Meeting and are set out in the Notice of Meeting. Further details are given in the accompanying letter from the Chairman.

At the date of this report the Company had been notified of four holdings of 3% or more, in its share capital, being that of FMR Corp and Fidelity International Ltd Group (6.16%), Prudential plc (3.98%), Barclays PLC (3.04%) and D H Rosenblum, a former director of the Company (4.16%).

Post balance sheet events

The Company announced on 23 May 2002 the proposed acquisition of RMF Investment Group, subject to the necessary regulatory approvals, for consideration of £571 million in cash and shares. It also announced an associated Placing underwritten by Merrill Lynch, to raise net proceeds of $260 million (£178 million) to fund part of the cash element of the consideration. Further details are given in the post balance sheet events note to the Accounts.

Corporate governance

The Board is committed to high standards of corporate governance and supports the need for clear standards to be laid down to safeguard the interests of shareholders and other stakeholders. The Board is accountable to the Company's shareholders for good corporate governance. This statement describes how the Company applies the principles of corporate governance and how it complies with the provisions of the Combined Code, and the guidance "Internal Control: Guidance for Directors on the Combined Code" issued by the Institute of Chartered Accountants in England and Wales.

Statement by the directors on compliance with the provisions of the Combined Code

The Company has been in compliance with the provisions of the Combined Code throughout the year, except for the period between 6 July 2001, when Garth Ramsay resigned as a non-executive director, and 29 January 2002, when Dugald Eadie was appointed as a non-executive director. Between these dates the number of non-executive directors deemed to be independent did not constitute a majority of the non-executive directors.

The Board of directors

As at 31 March 2002, the Board comprised three executive directors and five non-executive directors, (including the Chairman). There have been no changes to the Board since the year-end. However on 6 July 2001, Garth Ramsay resigned as a non-executive director and on 29 January 2002, Dugald Eadie was appointed as a non-executive director. Biographical details of the directors are set out on page 25. In accordance with the Articles of Association, Dugald Eadie, Stanley Fink and Stephen Nesbitt will retire at the Annual General Meeting and, being eligible, offer themselves for reappointment.

Details of the directors' interests in the share capital of the Company and details of directors' share options are set out in the Remuneration Report. There have been no changes in the directors' share interests between 31 March 2002 and the date of this report.

The roles of Chairman and Chief Executive are separate, with responsibilities divided between them. Non-executive directors represent the majority of the Board. Of the five non-executive directors, Alison Carnwath, Dugald Eadie and Glen Moreno are considered to be independent non-executive directors. Glen Moreno is recognised as the senior independent non-executive director. Harvey McGrath and Stephen Nesbitt, the other two non-executive directors, are not considered to be wholly independent under the provisions of the Combined Code, having both previously held executive office.

All directors are subject to re-election at intervals of no more than three years. Any directors appointed by the Board are subject to re-election by the shareholders at the Annual General Meeting following their appointment. All directors have access to the advice and services of the Company Secretary, Peter Clarke, who is responsible to the Board for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. The removal of the Company Secretary is a matter for the Board as a whole. In addition, the Board has established a procedure that enables any director to have access to independent professional advice at the Group's expense.

The Board holds meetings on a regular basis, at least six times per year and additionally for specific purposes as and when required. During the year there were nine Board meetings including a four day strategic planning session attended by senior executives below Board level from across the Group's activities. To enable the Board to discharge its duties effectively, all directors receive appropriate and timely information with briefing papers distributed in advance of Board meetings. All new directors receive an appropriate introduction to their responsibilities and the Group's operations, by way of a detailed briefing pack and meetings with senior management.

The Board determines the strategic direction of the Group and is ultimately responsible to shareholders for the good corporate governance and the proper management of the Group's businesses. The Board has a formal schedule of matters specifically reserved to it for decision and has adopted written delegated authorities providing for a tiered approval process for decisions below Board level. The levels of delegated authority are kept under continual review. The Board formally delegates certain of its responsibilities to committees by way of written terms of reference. Details of each committee, its membership and the terms of reference are summarised below.

Audit Committee

The Audit Committee comprises four of the non-executive directors: Alison Carnwath (Chair), Dugald Eadie (appointed 29 January 2002), Harvey McGrath and Glen Moreno. Garth Ramsay was a member, and Chairman, until his resignation from the Board on 6 July 2001. The majority of its members are independent and its terms of reference include the duties set out in the Combined Code. The Committee met four times during the year. The Committee monitors the adequacy and effectiveness of internal controls and compliance procedures, reviews the interim and annual financial statements before submission to the Board and makes recommendations to the Board regarding the auditors and their terms of appointment. The Committee monitors the risk and control evaluation process performed by the business and validated by Internal Audit. The Committee also reviews the effectiveness of Internal Audit, discusses reports on internal control procedures and monitors any required actions. All audit reports (both internal and external) are made available to the Audit Committee. The proceedings of the Audit Committee are reported to and discussed by the Board.

The Chief Executive and Finance Director attend Committee meetings by invitation but are not members. All directors are welcome to attend. The Group's external auditors and the Head of Group Internal Audit also attend meetings. The Committee has a discussion with the external auditors at least once a year without executives present, to ensure that there are no unresolved issues of concern.

Remuneration Committee

The Remuneration Committee comprises three independent non-executive directors: Glen Moreno (Chairman), Alison Carnwath and Dugald Eadie (appointed 29 January 2002). Garth Ramsay was also a member until his resignation from the Board on 6 July 2001. The Committee has responsibility for determining the remuneration policy for executive directors and the administration of the Group's long-term share based incentive schemes for directors and senior employees.

All non-executive directors have the right to attend its meetings. The Chief Executive is generally invited to attend meetings, but is excluded when his own performance and remuneration is being reviewed. The Remuneration Report is set out on pages 34 to 39 and includes a statement of the Company's remuneration policy and the procedures for determining executive directors' remuneration.

Nomination Committee

The Nomination Committee comprises all of the non-executive directors and is chaired by Harvey McGrath. Garth Ramsey resigned from the Committee on 6 July 2001 and Dugald Eadie was appointed to the Committee on 29 January 2002. The Committee meets as and when required, and met once during the year. Its purpose is to make recommendations to the Board in respect of the appointment of new Board directors.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness. The systems aim to safeguard assets, and ensure proper accounting records are maintained so that the financial information, used within the business and for publication, is reliable. The systems are designed to manage key risks rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board operates an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to the date of this report. The process is regularly reviewed by the Board and Board Committees, and accords with the guidance in the "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull guidance).

The directors and senior managers of the Group are committed to maintaining a control conscious culture. The embedded internal control system is constantly being refined in order to remain relevant over time in a continually evolving business environment. Many of the Group's activities are the subject of regulatory oversight, particularly in the UK and the US. This includes reporting obligations, minimum capital requirements and periodic audit by regulators.

The key elements of the system of internal control are summarised below:

- an organisational structure established by the Board, with clearly defined policies, written delegated authorities and lines of responsibility. Risk and compliance matters are a standing item on the agendas of the divisional and Group Boards.

- a medium and long-term planning and annual budgeting process requiring approval by the Board, with specific procedures for the review and approval of significant capital expenditure and other major investments and business developments.

- monthly financial reporting to the Board by the Finance Director, including comparisons against budget and forecasts for the full financial year, together with a review of key performance indicators. The monthly reporting includes liquidity, risk and compliance information and updates. Forecasts for the year are updated monthly. Business updates on the Group's operations are provided monthly by the Chief Executive.

- a risk management and compliance system incorporating clearly defined limits established by the Board and Audit Committee, and regular reporting of risks against the associated limits to the Group Risk Committee. Careful attention is given to segregation of duties. The Group Risk Committee comprises the executive directors and other senior executives, including treasury and internal audit personnel, and sets and monitors credit, counterparty and position limits within the limits established by the Board.

- a central service Group Treasury function arranges borrowings to finance the Group's capital requirements and hedges foreign exchange and interest rate risks on behalf of the individual businesses. Treasury activities centrally and within the businesses are governed by clearly defined operational policies. A Banking and Guarantees Committee approves the documentation supporting the Group's funding arrangements and the entering into of any guarantees.

- a process for identifying and evaluating the significant risks facing the business on an enterprise wide basis. This has been reviewed and updated during the year, together with the policies and procedures by which these risks are managed, benchmarking it to UK and international risk practices. It provides a systematic context for identification, understanding and treatment of risk. The process of risk and control assessment workshops, which was initiated last year, has been expanded and deepened to incorporate a broad spread of business activities and locations.

- in the case of companies acquired during the year, including Ord Minnett Jardine Fleming Futures, which was acquired on 30 April 2001; and Union Cal, which was acquired on 30 June 2001, the internal controls in place in these companies have been reviewed as part of the due diligence process prior to their acquisition and they are being integrated into the Group's systems.

- a planned programme of internal audit reviews focused on the areas of greatest perceived risk to ensure regular review of the system of internal control. The Audit Committee approves this plan annually. Internal Audit provides objective reports to the Audit Committee and the Board on the effectiveness of controls and procedures, recommends corrections to any weaknesses identified, and develops controls to match changing circumstances.

The Board has reviewed the effectiveness of the system of internal control. Compliance with the system of internal control is monitored by line management, regular reporting through subsidiary boards and Board Committees, and through the internal audit programme.

The Board receives annual written confirmation from subsidiary directors and divisional management that the Group's approach to, and required standards for, risk management and internal control is understood and that risk is managed in accordance with the Group risk framework. A process of control self assessment reporting has been established that provides for a documented and auditable trail of accountability. These procedures provide for assurance to be given at higher levels of management and, finally, to the Board.

This process is facilitated by Internal Audit who also provide a degree of assurance as to the operation and validity of the system of internal control and the self assessment process. Internal Audit's programme of independent review is driven by the results of the risk identification process and work performed includes a detailed examination of related key controls. The results of internal audits and investigations are reported to the Audit Committee. The Audit Committee reviews the assurance procedures and reports to the Board.

Statement of directors' responsibilities

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss and cash flows of the Group for the financial year.

The directors, in preparing the accounts set out on pages 42 to 69, consider that the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that proper accounting records are kept which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Group website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the Accounts since they were initially presented on the website. It should be noted that information published on the Internet is accessible in many countries, some of which have different legal requirements relating to the preparation and dissemination of Financial Statements.

The directors confirm that they have complied with the above requirements.

Going concern

After making enquiries the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future and accordingly continue to adopt the going concern basis in preparing the accounts.

Investor relations
The Company enters into a dialogue at appropriate times with its institutional shareholders, whilst having regard to the UK Listing Authority's guidance on the dissemination of price sensitive information. Copies of all results announcements are carried in full on the Company's website www.mangroupplc.com as soon as they are published, together with announcements required to be made in accordance with the UK Listing Authority Listing Rules and other investor presentation material. The Company encourages analytical coverage of its business activities by institutional and retail stockbrokers and for this purpose makes available the time of the Chief Executive and Finance Director.

Full use is made of the Annual General Meeting to communicate with private investors. The Company will continue the practices of making available at the Annual General Meeting the level of proxies lodged on each resolution, despatching the notice of the Annual General Meeting and related papers more than 20 working days before the meeting, and proposing each substantially separate issue as an individual motion. It is intended that all members of the Board will, as usual, attend the 2002 Annual General Meeting and will be available to answer questions both during and after the Meeting.

Payment of suppliers
It has long been the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms, which are agreed when negotiating transactions. The Company had no external trade creditors at 31 March 2002 or 31 March 2001.

Annual General Meeting
The Company's Annual General Meeting will be held at 11 am on 10 July 2002, at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Auditors
PricewaterhouseCoopers have indicated their willingness to continue in office and resolutions will be proposed at the Annual General Meeting to re-appoint them as auditors of the Company and to authorise the directors to determine their remuneration for the current year.

The Board and the auditors as a matter of professional practice maintain safeguards to avoid the objectivity and independence of the auditors becoming compromised. An aspect of the Board's approach to this is the careful monitoring of the type of non-audit work and the level of non-audit fees paid to the Group's auditors. In both 2002 and 2001, non-audit fees represented less than 10% of the audit fees. Further controls over the relationship of the Group with the auditors are operated by Audit Committee and are noted above.

By Order of the Board

Peter Clarke
Company Secretary
23 May 2002

Remuneration Report

The Remuneration Committee comprises only independent non-executive directors: Glen Moreno (Chairman), Alison Carnwath and Dugald Eadie. It is responsible for remuneration policy as applied to executive directors of Man Group plc.

Executive remuneration policy

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to both individual and business performance. These packages are reviewed each year to ensure that they are supportive of the Group's business objectives and the creation of shareholder value. To this end the Group seeks to give a comparatively higher proportion of total compensation in the form of variable remuneration, rather than fixed by way of base salary, and so take directly into account individual and business performance during the year. In assessing the competitiveness of remuneration, salaries and bonuses have been reviewed against external market data provided by independent professional consultants. It is also the Group's policy to align the interests of directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership, by offering participation in share-based long-term incentive schemes.

The remuneration of executive directors consists of annual salary, car allowance, health and disability benefits, an annual cash bonus scheme, pension contribution and participation in long-term incentive schemes. Details of each individual director's remuneration, shareholding and, where applicable, share options and long-term incentive plan benefits are set out in this report.

Directors' remuneration

The remuneration of the directors listed by individual director is as follows:

	Salary and fees £'000	Benefits £'000	Annual bonus £'000	**2002 Total £'000**	2001 Total £'000
Executive directors					
Peter Clarke	262	67	1,400	**1,729**	1,411
Kevin Davis[†]	252	179	1,700	**2,131**	1,520
Stanley Fink	350	119	2,750	**3,219**	2,523
Andrew Sutton[‡]	–	–	–	**–**	160
Non-executive directors					
Harvey McGrath	272	1	–	**273**	273
Alison Carnwath[*]	50	–	–	**50**	9
Dugald Eadie[©]	9	–	–	**9**	–
Glen Moreno	50	–	–	**50**	42
Stephen Nesbitt	50	–	–	**50**	50
Garth Ramsay[#]	13	–	–	**13**	42
31 March 2002	1,308	366	5,850	**7,524**	–
31 March 2001					6,030

[†]Appointed 1 April 2000 [‡]Resigned 8 June 2000 [*]Appointed 24 January 2001 [#]Resigned 6 July 2001
[©]Appointed 29 January 2002

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme, and contributions to money purchase schemes relating to other directors were as follows:

	Money purchase scheme		Defined benefit schemes			
	2002 £'000	2001 £'000	Increase in accrued pension for the year* £'000	Transfer value of increase in accrued pension £'000	**Accumulated total accrued pension at 31 March 2002† £'000**	Accumulated total accrued pension at 31 March 2001 £'000
Peter Clarke			2	15	**15**	12
Kevin Davis	**12**	23				
Stanley Fink	**35**	26				
Harvey McGrath	**–**	23				

*This represents the difference between the total accrued pension at 31 March 2002 and the corresponding pension one year earlier, excluding inflation and exchange differences.
†This represents the annual pension payable at normal retirement date, based on service to date.

Service contracts

The executive directors' service agreements are all terminable on the expiry of not more than 12 months' notice.

The Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the early termination of executive directors' contracts, bearing in mind the Group's legal obligations and the individual's ability to mitigate their loss.

Salaries

Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the financial services sector. These comparisons are made with the assistance of independent remuneration surveys. Salaries are reviewed annually.

The fees of the non-executive directors are determined by the Board within the limits contained in the Articles of Association.

Pension provision

The Group operates pension and retirement benefit schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable. All executive directors are eligible to participate in the Group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the Group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of the same amount to a private pension plan nominated by the director.

Performance-related cash bonuses

In addition to base salary, all executive directors and senior executives are eligible for an annual performance-related cash bonus, which is non-pensionable. Bonuses are discretionary and linked to the achievement of agreed strategic objectives and, where appropriate, to the performance of the Group or the particular business with which the individual is involved. Bonuses available across the Group for distribution to eligible employees are determined by reference to the pre-tax profit of each business unit after making certain adjustments, including a charge for the capital allocated by the Group to the operation of that business. The bonus of each executive director, as determined by the Remuneration Committee against these measures on an individual basis, is shown in the table on page 34.

Long-term incentive schemes

The Group operates its long-term incentive schemes, other than the Share Option Schemes, through employee trusts established and funded for this purpose. Although the terms of the Group incentive plans permit the Company to satisfy awards by issuing new shares, it is the Board's current practice to avoid the dilutive effect of such share issues through the purchasing by the trusts of shares in the market for transfer by the trustees to entitled participants.

The following is a summary of the long-term share-based incentive schemes operated by the Group during the year.

Performance Share Plan

This is a long-term incentive plan for executive directors and key contributors first approved by shareholders in 1996 and amended at the 2001 AGM. Awards are performance-related over a three year measurement period based on the level of post-tax return on average capital employed ('Return on Equity') achieved by the Group throughout that period. No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% (18% pre July 2001 awards) across the performance period and awards will be transferred at levels above this on a sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% (24% or more pre July 2001 awards). Additionally, no pre July 2001 award is capable of being transferred (regardless of the level of Return on Equity achieved) unless aggregate earnings per share growth over the performance period has exceeded the growth in the Retail Prices Index for the same period by at least 6%. Entitlements are subject to an additional one year restriction on transfer to participants dependent upon continued employment with the Group. The 1999 awards vested at 100% and will be transferred in June 2003. The 1998 awards vested at 100% and will be transferred in June 2002. The 1997 awards did not vest as the required performance levels were not met. The 1996 awards vested at 86% and became exercisable in September 2000.

Additionally the Plan allows participants to invest part or all of their annual performance-related cash bonus in shares in the Company ('invested shares'). In return, a participant will be provisionally allocated such number of additional shares as represents the amount of their investment gross of personal tax and social security liabilities ('matching shares'). In addition, shares purchased under the Assisted Purchase Scheme (see below) are eligible for a matching allocation under the Plan on a one to one ratio. The provisional allocation of matching shares will be subject to the same performance criteria and three year performance period as set out above, and to continued employment with the Group over four years. A participant may withdraw their invested shares at any time but if, and to the extent that they do so during the performance period, the corresponding allocation of matching shares lapses. Details of the Performance Share Plan are shown on page 38.

Co-Investment Plan

This is a long-term incentive scheme, designed to encourage senior executives (other than directors) to invest a proportion of their cash bonus by purchasing shares in the Company and to facilitate their retention. It is a matching scheme whereby the Group matches on an agreed basis the pre-tax amount of bonus invested in the scheme provided that the bonus investment shares are retained by the employee for three years. The matching award can be exercised for no payment after four years provided that the employee is still employed by the Group. The Plan operated on a two to one matching basis but this increased to a four to one matching basis during the year. The amount a participant can invest cannot exceed 100% of their bonus. The only director participating in the Co-Investment Plan during the year was Peter Clarke, who was granted awards prior to becoming a director.

Assisted Purchase Scheme

The Group has established and contributes to a discretionary trust, for the benefit of employees of the Group (including executive directors), to facilitate the acquisition of shares in the Company as long-term holdings. The current trustee, who is not connected with the Group, is Ansbacher (Jersey) Limited. The trustee acquires shares in the market which it will sell on to such employees (including directors) at the prevailing market price on deferred payment terms. In the case of executive directors, such assistance is subject to prior approval by the Remuneration Committee. As at 31 March 2002 the directors receiving such assistance were: Peter Clarke £1,125,253, repayable in annual instalments during the period to November 2006; Kevin Davis £580,003, repayable in annual instalments during the period to November 2006 and Stanley Fink £1,781,403, repayable in annual instalments during the period to November 2006.

Share Option Schemes

The only outstanding options under the Inland Revenue Approved and Unapproved Executive Share Option Schemes established in October 1994, were exercised during the year (details on page 38). Options under these schemes could only be exercised if earnings per ordinary share (EPS) increased by an average of 2% per annum above the increase in the Retail Prices Index (RPI) for the three year period prior to exercise. The Remuneration Committee does not propose to approve the grant of further options under these schemes.

A new Inland Revenue Approved and Unapproved Scheme, The Man Group Executive Share Option Scheme 2001, was established during the year following shareholder approval at the 2001 AGM. Selected senior employees and executive directors are eligible to participate. All grants of options are subject to Remuneration Committee approval. Details of options held by executive directors are set out in the table below. Options issued under the Scheme normally may only be exercised between three and 10 years from the date of grant. The Remuneration Committee may impose performance conditions on the exercise of options. Initially 50% of each option will vest if the Company's normal earnings per share growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. Performance criteria are calculated from the end of the financial year prior to the grant of option. If the targets attached to any option are not reached after three years the EPS performance will be remeasured annually for a further two years. If the targets are not satisfied after five years, the option will lapse. Under the unapproved part of the Scheme, the Remuneration Committee has discretion to pay a sum equal to the gain on the option when it is exercised rather than issue or transfer shares to the option holder.

Additionally during the year, the Group introduced an Inland Revenue approved Sharesave Scheme in the United Kingdom and an Internal Revenue Code qualifying employee Stock Purchase Plan in the United States. Both are all-employee plans and executive directors are entitled to participate, subject to the relevant terms and conditions. The UK Sharesave Scheme contracts are for three or five year periods, with each participant permitted to save up to £250 per month to purchase Man Group plc shares at a discount. The initial grant was made in October 2001. The discount was 20% of the market value near the time the option was granted. Under the US Stock Purchase Plan, each participant is permitted to save up to $375 per month to purchase Man Group plc shares at a discount, normally after a 24 month period. The initial grant, for a 17 month period, was made in January 2002 with the option price being a 15% discount to the market value on the date of grant.

Shares under option under the Man Group Executive Share Option Scheme 2001 [a]

		Number of options [b]						
	Date of grant	1 April 2001	Granted during year	Exercised during year	31 March 2002	Option price	Exercise price	Gain on exercise £'000
Peter Clarke	July 2001	–	54,083	–	54,083	924.5p	–	–
Kevin Davis	July 2001	–	54,083	–	54,083	924.5p	–	–
Stanley Fink	July 2001	–	75,716	–	75,716	924.5p	–	–

Notes:
(a) Details of this scheme and the conditions under which options can be exercised are given on this page.
(b) The earliest and latest exercise dates are 12 July 2004 and 11 July 2011 respectively.

Shares under option under the Man Group Executive Share Option Scheme, established in 1994 [a]

	Date of grant	Number of options 1 April 2001	Granted during year	Exercised during year	31 March 2002	Option price	Exercise price	Gain on exercise £'000
Peter Clarke	July 1995	100,000	–	100,000	–	175p	970p	795

Notes:
(a) Details of this scheme and the conditions under which options can be exercised are given on page 37.

Shares under option under the ED&F Man Group 1990 Employee Trust Share Option Scheme [a]

	Date of grant	Number of options 1 April 2001	Granted during year	Exercised/ lapsed during year (b)	31 March 2002	Option price	Exercise price	Gain on exercise £'000
Peter Clarke	August 1995	30,530	–	30,530	–	140p	970p	253

Notes:
(a) Options under this scheme are awarded in connection with shares purchased by the individual ("purchased shares"). These options may be exercised between five and seven years following the date of grant, provided that the purchased shares have been retained for five years from grant and employment is continuous within the Group for that period. The Remuneration Committee does not propose to approve the grant of further options under this Scheme.
(b) 30,512 options were exercised and 18 options lapsed during the year.

Shares under option under the Approved Man Group Sharesave Scheme [a]

	Date of grant	Number of options 1 April 2001	Granted during year	Exercised during year	31 March 2002	Option price	Exercise price	Gain on exercise £'000
Stanley Fink	October 2001	–	2,268	–	2,268	744p	–	–

Notes:
(a) Details of this scheme and the conditions under which options can be exercised are given on page 37.

Shares awards and matching awards under the Performance Share Plan [a]

	Performance Share Plan				Performance Share Plan Matching Awards			
	Outstanding at 31 March 2001	Awarded during year	Transferred in year (b)	Outstanding at 31 March 2002 (c)	Outstanding at 31 March 2001	Awarded during year	Transferred in year	Outstanding at 31 March 2002 (d)
Peter Clarke	196,816	25,675	60,025	162,466	303,427	51,546	–	354,973
Kevin Davis	93,981	25,675	–	119,656	32,427	51,546	–	83,973
Stanley Fink	155,161	35,945	–	191,106	241,808	226,804	–	468,612
Harvey McGrath	209,521	–	–	209,521	–	–	–	–

Notes:
(a) The details of the Performance Share Plan are given on page 36, including the performance criteria that are required to be met before any share awards become eligible for transfer.
(b) Shares awarded to Peter Clarke in 1996 under the Performance Share Plan were exercised by him on 6 June 2001. The share price was 970p at that date giving a fair value of £582,242.
(c) Of the Performance Share Plan shares outstanding at 31 March 2002, the following shares *will* be transferred in June 2002 in relation to the 1998 awards, as all performance criteria have been met: Peter Clarke 52,000 shares, Kevin Davis 30,000 shares, Stanley Fink 58,667 shares and Harvey McGrath 86,667 shares.
(d) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2002, 83,612 shares will be transferred to Peter Clarke in June 2002.

Matching share awards under the Group's Co-Investment Plan [a]

	Outstanding at 31 March 2001	Awarded during year	Exercised in year (c)	Outstanding at 31 March 2002
Peter Clarke [b]	97,641	–	97,641	–
Kevin Davis [d]	136,308	–	–	136,308

Notes:
(a) Details on the Group's Co-Investment Plan are given on page 36.
(b) Peter Clarke was granted matching awards under this scheme in July 1996 and March 1997, prior to his appointment as a director. These awards were exercisable between four and seven years from the date of grant for no consideration.
(c) Peter Clarke exercised his awards in June 2001, when the share price was 970p, giving a fair value of £947,117.
(d) Kevin Davis' outstanding matching awards were granted as follows: 1997; 24,266 shares, 1998; 27,016 shares, 1999; 36,006 shares, 2000; 49,020 shares.

Director's interests in ordinary shares of Man Group plc [a]

	31 March 2002	31 March 2001
Alison Carnwath	**9,000**	–
Peter Clarke	**624,997**	573,451
Kevin Davis	**1,114,972**	1,313,426
Dugald Eadie	**25,000**	–
Stanley Fink	**4,934,920**	4,803,477
Harvey McGrath	**7,336,800**	7,486,800
Glen Moreno	**20,000**	20,000
Stephen Nesbitt	**6,094,257**	6,094,257

Notes:
(a) All of the above interests are beneficial, except the interests of Kevin Davis and Stanley Fink which include their non-beneficial interests in 153,000 and 127,500 ordinary shares respectively held by them as trustees of trusts of which they are also beneficiaries, and the interests of Stephen Nesbitt which include a non-beneficial interest in 100,000 ordinary shares.

The market price of the Company's shares at the end of the financial year was £11.95. The highest and lowest share prices during the financial year were £13.54 and £8.15 respectively.

For and on behalf of the Board

Glen Moreno
Chairman, Remuneration Committee
23 May 2002

Accounts



Auditors' Report

Independent auditors' report to the members of Man Group plc
We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared in accordance with the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities included in the Directors' Report.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company or Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Chairman's Statement, the Chief Executive's Strategic Review, the Operating Review, the Finance Director's Review, the Corporate Social Responsibility Report, the Directors' Report (which includes the Corporate Governance Statement) and the Remuneration Report.

We review whether the Corporate Governance Statement reflects the Company's and Group's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with UK Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's or Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


PRICEWATERHOUSECOOPERS

Chartered Accountants and Registered Auditors
London, England
23 May 2002

Accounting Policies

Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom and, except for the treatment of taking to the profit and loss account profits and losses arising on the revaluation of financial instruments, in accordance with the requirements of the Companies Act 1985 ("the Act"). An explanation of this departure is given in the revenue recognition note below.

In the current year the Group adopted Financial Reporting Standard (FRS) 19 'Deferred Tax', which did not require a restatement of the prior year's figures as the effect is not material. The Group has changed its accounting policy in respect of deferred tax. FRS 17 'Retirement Benefits' will be fully effective for the Group's year ending 31 March 2004. The disclosures required by FRS 17 in 2002, which give an indication of its possible impact on the accounts when it is fully implemented, are set out in note 8(c) on page 52.

The Group adopted FRS 18 'Accounting Policies' in 2001. The Group continues to review and update its accounting policies, although there have been no significant changes in 2002. However, there have been some changes to accounting presentation in 2002. These are detailed in the paragraph below.

Changes in accounting presentation

The Group profit and loss account format has been changed in two respects in 2002. Firstly, goodwill amortisation and exceptional items are now shown in a separate column and as such one of the alternative earnings per share measures has been amended so that it is based on earnings before goodwill amortisation and exceptional items. This has been done to present the profit and loss account and related measures in a more useful format. Secondly, goodwill amortisation, which is more significant in 2002, has been split between operating expense and share of operating profit/(loss) from joint ventures and associates. In 2001, the aggregate amount was shown in operating expense (note 3).

In addition, ordinary shares in the Company held by the employee trusts have been reclassified from current asset investments to fixed asset investments, and the comparative figures on the Group balance sheet, cash flow statement and related notes have been restated accordingly. This has been done in light of current best practice which suggests that the holding of these shares to reward directors and employees over the longer term is more fairly represented by classifying them as fixed rather than current assets. The book value of ordinary shares in the Company held by the employee trusts at 31 March 2002 was £38.5 million (2001: £27.2 million, 2000: £13.2 million).

Basis of consolidation

The Group accounts incorporate the accounts of Man Group plc and its subsidiaries for the year ended 31 March 2002. The results of subsidiaries disposed of in the period are incorporated up to the date control is transferred. The results of subsidiaries acquired in the period are incorporated from the date control is acquired.

Certain US limited partnerships in which the Group is general partner are not consolidated because there are severe long-term restrictions on the rights of the general partners. The Group accounts for the 1% general partnership interests as fixed asset investments.

Revenue recognition

In Asset Management, management fees are recognised as earned, and performance fees are only recognised once they have been "locked-in" and cannot subsequently be reversed. In Brokerage, net interest income, which is largely generated from client funds, is recognised as earned. Execution and clearing commissions are recognised as earned. Other operating income, which arises largely from foreign exchange, metals and energy trading activities where the Group acts as principal, is typically recognised on a fair value basis, whereby movements in the fair values of the trading instruments are recognised in the profit and loss account.

In accordance with accepted practice, those financial instruments (including forward positions and derivatives) held for trading purposes are marked-to-market and consequent gains and losses are taken to the profit and loss account. This policy represents a departure from the statutory requirement to record positions and instruments at the lower of cost and net realisable value. The directors consider this to be necessary for the accounts to show a true and fair view. It is not practical to quantify the effect on the accounts of this departure, since information on original cost, being of no continuing relevance to the business, is not available.

Turnover

In the opinion of the directors, disclosure of turnover is most appropriately represented by net operating income, which comprises net fee and commission income, net trading interest income and other operating income. These changes represent an adaptation of the profit and loss account format laid down in Schedule 4 to the Companies Act 1985 due to the special nature of the Group's business.

Sales commissions

In Asset Management, sales commissions paid to intermediaries when a fund is first launched are charged on a straight-line basis to net operating income over the shorter of five years and the period during which fees are payable by the investor for early redemption.

Financial instruments

Financial instruments, including derivatives are held for trading purposes or held as hedges. Profits or losses on hedging instruments are accounted for in accordance with the policy described below. Financial instruments and derivative financial instruments held for trading are marked-to-market, with the resulting gains and losses taken to the net operating income line on the profit and loss account.

The Group uses various financial instruments to reduce exposure to foreign exchange risks, future commodity price risks and interest rate risks. These include forward currency contracts and to a lesser extent currency options, commodity futures and options with recognised exchanges and interest rate swaps. A financial instrument is considered to be used for hedging purposes when it alters the risk profile of an existing, or anticipated, underlying exposure of the Group in line with the Group's risk management policies.

Hedging instruments are matched with their underlying hedged item either individually or in aggregate as appropriate. Each instrument's gain or loss is brought into the profit and loss account and its fair value into the balance sheet, at the same time as the associated underlying assets, liabilities, income or cost. For foreign exchange instruments, this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of the instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place, or would normally be accounted for, in a future period. If the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is closed out. Any profit or loss on the sale is recognised in the profit and loss account immediately as part of operating profit.

Debt instruments are carried at cost. The finance costs of debt instruments are charged to the profit and loss account over the term of the debt. Such costs include the costs of issue and any discount to face value arising on issue.

Currencies

Transactions in currencies other than the functional currency of the undertaking concerned have been recorded at the rate appropriate at the time of accounting for the transaction. Currency balances at the year-end have been converted at the rate ruling at that date except where covered by an open foreign exchange contract in which case the rate specified in the contract is used.

Assets and liabilities of those subsidiaries and associates which prepare accounts in currencies other than the Group's reporting currency have been translated at year-end rates. The results and cash flows of these undertakings are translated at average rates for the year. Differences on exchange arising from the translation of opening balance sheets of those subsidiaries and associates whose reporting currency is not sterling, together with the differences between the results of these undertakings translated at average rates for the year and year-end rates, are taken directly to reserves, together with differences on non-sterling borrowings used to hedge those investments.

All other gains and losses are taken to the profit and loss account.

Goodwill

Positive goodwill arising on acquisitions since 1 April 1998 is capitalised, categorised as an asset on the balance sheet and amortised over its useful economic life. The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. The goodwill amortisation periods used by the Group typically range between 5 and 15 years, except for "earn-outs" in the Brokerage business which are typically amortised over 3 to 8 years.

Goodwill arising on acquisitions prior to 31 March 1998 was written off directly against Group reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of FRS 10. Adjustments to earn-outs relating to acquisitions prior to 31 March 1998 have been taken directly to Group reserves. Upon the sale or closure of previously acquired businesses, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

Impairment

Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11 if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use.

Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs.

Subsidiary undertakings
The Company's shares in subsidiary undertakings are stated in the balance sheet of the Company at the lower of cost and directors' valuation.

Joint ventures and associates
A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more other ventures under a contractual arrangement. An associate is an undertaking, not being a subsidiary or joint venture, in which the Group's interest is substantial and for the long term and, having regard to the disposition of the other shareholdings, the Group is in a position to exercise a significant influence over its policies and participates in its commercial and financial decisions.

The Group's share of the profits less losses of joint ventures and associates is included in the consolidated profit and loss account on the equity accounting basis or, in the case of joint ventures, the gross equity accounting basis. The Group's share of the attributable proportion of the reserves from the dates of acquisition of joint ventures and associates is included in the consolidated balance sheet.

Other investments
Investments are classified as fixed assets where the intention is to hold the investment for the long-term or where the Group's ability to dispose of the investment is restricted. Other investments are classified as current assets. If an investment is being held as a fixed asset but subsequently it is decided to dispose of the investment, as there is no need or no intention to hold it for the long-term, then it is transferred to current asset investments.

Fixed asset investments are carried at their purchase price. Where an investment has diminished in value the diminution is charged to the profit and loss account if it is permanent. A temporary diminution in value may be charged to the profit and loss account. If the circumstances giving rise to the diminution have reversed to any extent, the charge to the profit and loss account is written back to the extent that it is no longer necessary. Current asset investments are marked-to-market and all revaluation gains and losses are recognised in the profit and loss account.

Pensions
The Group operates a number of defined benefit and contribution pension schemes. The expected cost of these schemes is charged to the profit and loss account, on the advice of independent actuaries, so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from regular cost are spread over the expected remaining service lives of current employees. To the extent that such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

Leases
Operating lease rentals are charged to the profit and loss account in the period to which they relate.

Depreciation
Depreciation is provided on a straight-line basis to write off tangible fixed assets over their economic useful lives. When determining the useful economic life of equipment, the Group takes into account the expected rate of technological developments and the intensity at which the assets are expected to be used. The rates used are dependent on the circumstances in the countries in which subsidiaries operate and are as follows:

Leasehold land and buildings	life of the lease
Equipment	3 to 10 years

Segregated balances
As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses, and brokers in segregated accounts. These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

Deferred taxation
Deferred taxation is recognised on all timing differences where the transactions or events that give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. A deferred tax asset is only recognised to the extent that it is likely that it can be recovered. The Group does not discount its deferred tax provision as the effect would not be material.

Group Profit and Loss Account

for the year ended 31 March 2002

	Note	2002			2001[1]		
		Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m
Net operating income	1,2	**406.1**	**–**	**406.1**	347.1	–	347.1
Operating expense	3,7	**(220.4)**	**(5.8)**	**(226.2)**	(187.0)	(3.8)	(190.8)
Group operating profit – continuing operations		**185.7**	**(5.8)**	**179.9**	160.1	(3.8)	156.3
Share of operating profit/(loss) from joint ventures and associates	3,4	**7.8**	**(2.2)**	**5.6**	6.1	(0.9)	5.2
Total operating profit: Group and share of joint ventures and associates		**193.5**	**(8.0)**	**185.5**	166.2	(4.7)	161.5
Exceptional items – discontinued operations							
Loss on sale of Agricultural Products businesses	5	**–**	**(12.1)**	**(12.1)**	–	(13.1)	(13.1)
Restructuring costs	5	**–**	**–**	**–**	–	(1.9)	(1.9)
Net interest income	6	**19.7**	**–**	**19.7**	12.5	–	12.5
Profit on ordinary activities before taxation	2,7	**213.2**	**(20.1)**	**193.1**	178.7	(19.7)	159.0
Taxation	10	**(43.9)**	**2.9**	**(41.0)**	(36.9)	2.1	(34.8)
Profit for the financial year		**169.3**	**(17.2)**	**152.1**	141.8	(17.6)	124.2
Ordinary dividends	11			**(48.4)**			(39.5)
Retained profit	23			**103.7**			84.7
Earnings per share before goodwill and exceptional items	12						
Basic		**65.5p**			56.8p		
Diluted		**63.2p**			54.9p		
Underlying earnings per share	12						
Basic		**47.3p**			31.4p		
Diluted		**45.7p**			30.4p		
Earnings per share on total operations	12						
Basic				**58.8p**			49.8p
Diluted				**56.8p**			48.1p
Dividends per share							
Interim	11			**5.5p**			4.6p
Final proposed	11			**13.1p**			10.9p

Historical cost profits and losses are not materially different from those shown above.

[1]There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

Group Statement of Total Recognised Gains and Losses

for the year ended 31 March 2002

	Note	2002 £m	2001 £m
Profit for the financial year		**152.1**	124.2
Currency translation difference taken directly to reserves	23	**(2.5)**	22.6
Total recognised gains relating to the year		**149.6**	146.8

Group Balance Sheet
at 31 March 2002

	Note	2002 £m	2002 £m	2001† £m	2001† £m
Fixed assets					
Intangible assets – goodwill	13		67.7		73.1
Tangible assets	14		24.1		21.0
Investments	15				
Investments in joint ventures					
Share of gross assets and goodwill		23.8		25.0	
Share of gross liabilities		(3.4)		(3.9)	
			20.4		21.1
Investments in associates			18.4		17.8
Other investments			59.1		48.3
			97.9		87.2
			189.7		181.3
Current assets					
Debtors	16		944.7		703.6
Securities purchased under agreements to resell			21.0		104.0
Investments	18		86.9		127.9
Cash at bank and in hand			416.9		133.7
			1,469.5		1,069.2
Creditors: amounts falling due within one year	19		(833.5)		(791.3)
Net current assets			636.0		277.9
Total assets less current liabilities			825.7		459.2
Creditors: amounts falling due after more than one year	19		(288.5)		(19.2)
Provisions for liabilities and charges	20		(5.7)		(6.6)
Net assets			531.5		433.4
Capital and reserves					
Called up share capital	22		26.7		26.8
Share premium account	23		111.5		111.4
Capital reserve	23		1.6		1.6
Profit and loss account	23		391.7		293.6
Equity shareholders' funds			531.5		433.4

†There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

Approved by the Board of Directors on 23 May 2002
Stanley Fink, Chief Executive
Peter Clarke, Finance Director

Reconciliation of Movements in Shareholders' Funds

for the year ended 31 March 2002

	Note	2002 £m	2001 £m
Profit for the financial year		**152.1**	124.2
Ordinary dividends	11	**(48.4)**	(39.5)
Retained earnings		**103.7**	84.7
Other recognised gains and losses relating to the year	23	**(2.5)**	22.6
Issue of ordinary share capital	23	**0.1**	76.6
Purchase and cancellation of own shares	22, 23	**(4.0)**	–
Amount added back in respect of scrip dividends	23	**–**	1.4
Adjustment to goodwill written off on acquisitions	23	**0.8**	(2.2)
Net increase in shareholders' funds		**98.1**	183.1
Opening shareholders' funds		**433.4**	250.3
Closing shareholders' funds		**531.5**	433.4

Group Cash Flow Statement

for the year ended 31 March 2002

	Note	2002 £m	2001[1] £m
Net cash inflow from operating activities	24	**52.7**	99.1
Dividends from joint ventures		**3.8**	2.7
Dividends from associates		**4.1**	2.3
Returns on investments and servicing of finance	25	**19.7**	4.2
Taxation paid		**(23.8)**	(8.2)
Capital expenditure and financial investment	26	**(33.9)**	(34.3)
Acquisitions and disposals	27	**18.6**	(80.7)
Equity dividends paid		**(42.6)**	(32.9)
Net cash outflow		**(1.4)**	(47.8)
Management of liquid resources	28	**16.9**	(20.2)
Financing	29	**286.0**	(75.1)
Increase/(decrease) in cash		**301.5**	(143.1)

[1]There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 March 2002

	Note	2002 £m	2001 £m
Increase/(decrease) in cash		**301.5**	(143.1)
Cash (inflow)/outflow from movement in debt		**(289.9)**	151.7
Cash (inflow)/outflow from movement in liquid resources		**(16.9)**	20.2
Change in net debt resulting from cash flows		**(5.3)**	28.8
Debt disposed of with businesses and subsidiaries		**–**	3.7
Currency translation difference		**(0.2)**	(6.3)
Movement in net debt		**(5.5)**	26.2
Opening net debt		**(35.2)**	(61.4)
Closing net debt	30	**(40.7)**	(35.2)

Company Balance Sheet
at March 2002

	Note	2002 £m	2001 £m
Fixed assets			
Investments	39	**204.2**	204.2
Current assets			
Debtors	40	**68.7**	52.4
Creditors: amounts falling due within one year	41	**(34.0)**	(32.1)
Net current assets		**34.7**	20.3
Total assets less current liabilities		**238.9**	224.5
Capital and reserves			
Called up share capital	22	**26.7**	26.8
Share premium account	42	**111.5**	111.4
Capital reserve	42	**1.5**	1.5
Profit and loss account	42	**99.2**	84.8
Equity shareholders' funds		**238.9**	224.5

Approved by the Board of Directors on 23 May 2002
Stanley Fink, Chief Executive
Peter Clarke, Finance Director

1 Net operating income

	2002 £m	2001 £m
Continuing operations		
Fees and commissions receivable	**570.7**	504.7
Fees and commissions payable	**(245.9)**	(230.4)
Net trading interest income	**34.5**	44.7
	359.3	319.0
Other operating income	**46.8**	28.1
Net operating income	**406.1**	347.1

2 Segmental analysis
(a) Segmental analysis of net operating income

	2002 £m	2001 £m
Business segment		
Asset Management	**252.1**	214.2
Brokerage	**154.0**	132.9
	406.1	347.1
Geographic area		
Europe	**299.1**	253.4
The Americas	**91.2**	85.4
Rest of the World	**15.8**	8.3
	406.1	347.1

(b) Segmental analysis of profit on ordinary activities before taxation

	2002		2001	
	Before goodwill £m	After goodwill £m	Before goodwill £m	After goodwill £m
Business segment				
Continuing operations				
Asset Management – management fee income	**117.6**	**111.0**	70.7	67.5
Asset Management – performance fee income	**55.2**	**55.2**	76.0	76.0
Brokerage	**38.3**	**36.9**	30.2	28.7
Financial Services	**211.1**	**203.1**	176.9	172.2
Sugar Australia	**2.1**	**2.1**	1.8	1.8
	213.2	**205.2**	178.7	174.0
Exceptional items – discontinued operations	**(12.1)**	**(12.1)**	(15.0)	(15.0)
	201.1	**193.1**	163.7	159.0
Geographic area				
Europe		**204.1**		163.5
The Americas		**(8.4)**		3.3
Rest of the World		**9.5**		7.2
Exceptional items – discontinued operations		**(12.1)**		(15.0)
		193.1		159.0

The impact of acquisitions, joint ventures and associates is not material and they are therefore not separately identified in the tables above.

2 Segmental analysis continued
(c) Segmental analysis of net assets

	2002 £m	2001 £m
Business segment		
Asset Management	**316.4**	201.6
Brokerage	**215.1**	231.8
	531.5	433.4
Geographic area		
Europe	**276.8**	225.8
The Americas	**222.5**	177.4
Rest of the World	**32.2**	30.2
	531.5	433.4

Capital is allocated across the businesses based around a risk-adjusted capital methodology that quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is also allocated to a limited number of other factors, principally goodwill as well as an allocation to reflect the need to maintain certain minimum levels of regulatory capital.

3 Goodwill amortisation

Included in operating expenses is goodwill amortisation of £5.8 million (2001: £3.8 million). Total goodwill amortisation in the year, including the amount relating to joint ventures (see note 4) is £8.0 million (2001: £4.7 million).

4 Share of operating profit from joint ventures and associates

	2002			2001		
	Before goodwill £m	Goodwill £m	Total £m	Before goodwill £m	Goodwill £m	Total £m
Joint ventures	**4.6**	**(2.2)**	**2.4**	2.1	(0.9)	1.2
Associates	**3.2**	**–**	**3.2**	4.0	–	4.0
	7.8	**(2.2)**	**5.6**	6.1	(0.9)	5.2

5 Exceptional items

The loss on sale of Agricultural Products businesses of £12.1 million (£12.1 million net of tax) represents an adjustment to the loss on sale reported in March 2000. The adjustments are the net effect of claims made under limited warranties given to the management buyout group. These limited warranties were disclosed in the contingent liabilities note in the prior year, however during the year an agreement was reached whereby they have been terminated so that the Man Group will not be required to make any further payments. As part of this agreement the management buyout group has also settled part of the loan note given to them by the Man Group, such that the outstanding amount of the loan note has been reduced from $100 million to $55 million as at the year-end.

In 2001, the loss on sale of the Agricultural Products businesses of £13.1million (£12.9 million net of tax) represents an adjustment of £11.3 million (£11.3 million net of tax) to the loss on sale reported in March 2000, and £1.8 million (£1.6 million net of tax) in respect of the sale of the US Nuts activities. Further Agricultural Products restructuring costs of £1.9 million (£1.9 million net of tax) were also incurred, largely relating to termination payments.

6 Net interest income

	2002 £m	2001 £m
Interest payable		
On bank loans and overdrafts	(21.3)	(30.3)
On other loans	(10.6)	(17.9)
Interest receivable	51.3	60.5
	19.4	12.3
Share of net interest income from joint ventures	0.3	0.2
Net interest income	19.7	12.5

7 Profit on ordinary activities before taxation

	2002 £m	2001[†] £m
Profit on ordinary activities before taxation is after charging		
Depreciation of tangible fixed assets	9.0	9.9
Amortisation of goodwill	8.0	4.7
Profit on sale of fixed asset investments	(0.5)	(1.3)
Profit on sale of tangible fixed assets	–	(2.6)
Operating lease rentals		
Plant and machinery	0.3	–
Other	7.8	6.4

[†]There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

Operating expenses principally comprise administrative expenses, including personnel related costs of £141.2 million (2001: £122.1 million).

The remuneration of the auditors comprises Group audit fees of £0.9 million (2001: £0.8 million). Fees for non-audit services paid to the auditors of the Group are £0.1 million (2001: £0.1 million). Audit fees includes £10,000 for each year in respect of the Company.

8 Staff costs and employees
(a) Staff costs and related commissions

	2002 £m	2001 £m
Wages and salaries	135.3	108.3
Social security costs	13.4	8.7
Other pension costs	4.6	4.2
	153.3	121.2

(b) Average number of employees

	2002 Number	2001 Number
Financial Services	1,575	1,567

8 Staff costs and employees continued

(c) Pensions

(i) SSAP24 disclosures

The Group operates various pension schemes throughout the world including a number of funded defined benefit and contribution schemes. The Group's pension cost for the year amounted to £4.6 million (2001: £4.2 million) and where appropriate is assessed in accordance with the advice of qualified independent actuaries.

The latest actuarial valuation of the largest scheme, the E D & F Man Limited Group Pension Fund, a defined benefit pension plan, was made at 31 December 1999 using the projected unit method. This scheme covers most of the Group's UK employees. The most significant actuarial assumptions were price inflation 3.0% per annum, wage and salary increases 5.5% per annum and investment return 7.1% per annum. Actuarial valuations are conducted every three years.

At the date of the last actuarial valuation of the E D & F Man Limited Group Pension Fund, the market value of the assets of the scheme was £71.7 million. The actuarial value of the assets of the scheme represented approximately 88% of the liabilities for the benefits that had accrued to members, after allowing for expected future increases in earnings. The funding level on a Minimum Funding Requirement basis was 93%. In August 2000 the Company made a payment of £7.5 million to make good the Minimum Funding Requirement shortfall. A further payment of £3.2 million was made in December 2001.

Accrued pension costs amounting to £5.0 million (2001: £5.3 million) are included in other creditors, this being the excess of the accumulated pension cost over the actual contributions paid.

Other than pensions, the Group does not operate any other form of post-retirement benefit schemes.

(ii) FRS 17 disclosures

FRS 17 'Retirement Benefits' will be fully effective for the year ending 31 March 2004 when a change in accounting policy will be required to recognise on the Group's balance sheet an asset or liability with respect to the recoverable surplus or deficit, net of related deferred tax, on the defined benefit schemes and to recognise immediately actuarial gains and losses in the statement of total recognised gains and losses. In 2002, the standard requires disclosures to be made of the amount of the asset or liability that would have been recognised in the balance sheet if the standard had been implemented. Additional disclosure will be made in 2003, including the amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses under the standard.

The valuation used for FRS17 disclosures has been based on the most recent actuarial valuation of the UK scheme at 31 December 1999. The valuation of both the UK and US schemes were updated by a qualified independent actuary at 31 March 2002 to take account of the requirements of FRS17. The main financial assumptions used in the actuarial valuations were:

	UK scheme % p.a.	US scheme % p.a.
Inflation	3.0	4.0
Rate of increase in salaries	5.5	5.0
The rate of increase for pensions in payment and deferred pensions	3.0	0.0
The rate used to discount scheme liabilities	6.0	7.25

The value of the assets and liabilities of the schemes, the assumed long-term rates of return and the assets and liabilities as at 31 March 2002 were as follows:

	UK scheme		US scheme	
	Rate of return %	Value £m	Rate of return %	Value £m
Equities	7.8	45.8	8.5	8.8
Bonds	5.8	25.4	8.5	4.3
Other	6.6	30.5	8.5	0.8
Fair value of scheme assets		101.7		13.9
Present value of scheme liabilities		(106.0)		(14.7)
Net deficit in the schemes		(4.3)		(0.8)

8 Staff costs and employees continued

The deficits would be presented in the balance sheet as follows:

	Pension liability £m
Pension schemes deficit	(5.1)
Related deferred tax asset	1.6
Net pension liability	(3.5)

The effect that the net pension liability would have on the profit and loss account reserve if FRS 17 was implemented is as follows:

	2002 £m
Profit and loss account reserve (as per Group balance sheet)	391.7
Net pension liability	(3.5)
Profit and loss account reserve (including net pension liability)	388.2

(iii) Stakeholder pensions

Stakeholder pensions are a new pension product which became available from 6 April 2001. In the UK the Group currently operates two main pension arrangements. The final salary occupational scheme closed to new entrants on 31 May 1999 but a number of employees remain active members of the scheme and continue to accrue benefits. From 1 June 1999, the Group Personal Pension Plan (Man GPP) was introduced and this arrangement meets the criteria required by the stakeholder legislation. As a result, the Company has decided not to offer stakeholder pension arrangements to its employees. It believes that the Man GPP is superior to a stakeholder pension for the following reasons:

- The Company contributes between 3% and 14% of pensionable salary to the Man GPP. There is no requirement for the Company to contribute to stakeholder pensions;
- Most stakeholders will offer a more limited fund range than is available to members of the Man GPP; and
- Stakeholder pension arrangements are expected to carry a typical charge of 1% per annum on the fund value. Members of the Man GPP generally enjoy a charge of below 1% per annum.

9 Directors' remuneration

	2002 £000	2001 £000
Emoluments	**7,524**	6,030
Gains made on exercise of share options	**2,577**	3,586
Contributions to money purchase pension schemes (2002: 2 directors, 2001: 3 directors)	**47**	72

One director is accruing retirement benefits under a defined benefit scheme (2001: one director).

Of the figures in the table above, the amounts attributable to the highest paid director, Peter Clarke in 2002 (Kevin Davis in 2001), are as follows:

	2002 £000	2001 £000
Emoluments	**1,729**	1,520
Gains made on exercise of share options	**2,577**	3,586
Contributions to money purchase pension schemes	**–**	23

Further information on directors' emoluments, shareholdings, options, share awards and loans is given in the Remuneration Report on pages 34 to 39.

10 Taxation

	2002 £m	2001 £m
Current tax		
UK Corporation tax on profits of the period	**25.8**	9.6
Adjustments to tax charge in respect of previous periods	**3.6**	4.2
Foreign tax	**11.4**	18.7
Adjustments to tax charge in respect of previous periods	**0.3**	1.8
Joint ventures and associates	**1.4**	1.6
Total current tax	**42.5**	35.9
Deferred tax		
Timing differences arising during the year	**1.5**	1.7
Adjustments to tax charge in respect of previous periods	**(3.0)**	(2.8)
Total tax	**41.0**	34.8
Effective tax rate (continuing operations)	**20.0%**	20.1%
UK nominal corporation tax rate	**30.0%**	30.0%

		2002 £m		2001 £m
Profit before tax		**193.1**		159.0
Theoretical tax charge at UK rate (30%)		**57.9**		47.7
Effect of overseas rates compared to UK	**(24.4)**		(23.2)	
Goodwill and exceptional items	**3.1**		3.4	
Losses not recognised	**3.3**		2.4	
Adjustments to tax charge in respect of previous periods	**3.9**		6.0	
Other	**0.2**		1.3	
		(13.9)		(10.1)
Capital allowances in excess of depreciation and other timing differences		**(1.5)**		(1.7)
Total current tax		**42.5**		35.9

11 Dividends

	2002 £m	2001 £m
Ordinary shares		
Interim paid – 5.5 pence (2001: 4.6 pence)	**14.6**	11.5
Final proposed – 13.1 pence (2001: 10.9 pence)	**33.8**	28.0
	48.4	39.5

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend.

12 Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of £152.1 million (2001: £124.2 million) and 258,439,772 (2001: 249,329,463) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the year of £152.1 million (2001: £124.2 million) and on 267,656,898 (2001: 258,168,532) ordinary shares, calculated as follows:

	2002 Number	2001 Number
Basic weighted average number of shares	**258,439,772**	249,329,463
Dilutive potential ordinary shares:		
Share awards under incentive schemes	**9,123,962**	8,109,220
Employee share options	**93,164**	729,849
	267,656,898	258,168,532

The reconciliation of adjusted earnings per share is as follows:

	2002			2001†		
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	**152.1**	**58.8**	**56.8**	124.2	49.8	48.1
Exceptional items	12.1	4.7	4.5	14.8	5.9	5.7
Goodwill amortisation	5.1	2.0	1.9	2.8	1.1	1.1
Earnings per share before goodwill and exceptional items	**169.3**	**65.5**	**63.2**	141.8	56.8	54.9
Performance related income	(45.3)	(17.5)	(16.9)	(62.3)	(25.0)	(24.1)
Sugar Australia	(1.6)	(0.7)	(0.6)	(1.1)	(0.4)	(0.4)
Underlying earnings per share	**122.4**	**47.3**	**45.7**	78.4	31.4	30.4

†There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

13 Intangible fixed assets

	Goodwill £m
Cost	
At 1 April 2001	79.1
Additions –	2.3
Reassessment of earnout	(1.9)
At 31 March 2002	**79.5**
Amortisation	
At 1 April 2001	6.0
Charge for year	5.8
At 31 March 2002	**11.8**
Net book value	
At 31 March 2002	**67.7**
At 31 March 2001	73.1

In Asset Management, goodwill arising on the acquisition of Glenwood is being amortised evenly over the directors' estimate of its useful economic life of 15 years.

14 Tangible fixed assets

	Land and buildings		
	Leasehold £m	Equipment £m	Total £m
Cost			
At 1 April 2001	3.2	82.5	85.7
Additions	0.4	11.8	12.2
Businesses and subsidiaries acquired	0.1	0.3	0.4
Disposals	(1.7)	(25.2)	(26.9)
At 31 March 2002	**2.0**	**69.4**	**71.4**
Aggregate depreciation			
At 1 April 2001	2.5	62.2	64.7
Charge for year	0.3	8.7	9.0
Disposals	(1.7)	(24.7)	(26.4)
At 31 March 2002	**1.1**	**46.2**	**47.3**
Net book value			
At 31 March 2002	**0.9**	**23.2**	**24.1**
At 31 March 2001	0.7	20.3	21.0

The net book value of leasehold properties includes £0.6 million (2001: £0.7 million) in respect of leases with less than 50 years to run.

15 Fixed asset investments

	Joint ventures £m	Associates £m	Other investments† £m	Total £m
Net book value				
At 1 April 2001	21.1	17.8	48.3	87.2
Currency translation difference	–	2.0	0.1	2.1
Additions	3.3	–	29.0	32.3
Businesses and subsidiaries acquired	–	–	0.9	0.9
Reclassification	–	–	(1.3)	(1.3)
Disposals	(2.0)	–	(7.3)	(9.3)
Amounts provided	–	–	(10.6)	(10.6)
Goodwill amortisation	(2.2)	–	–	(2.2)
Share of retained result	0.2	(1.4)	–	(1.2)
At 31 March 2002	**20.4**	**18.4**	**59.1**	**97.9**

†There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

The Group's share of the post-acquisition accumulated reserves of joint ventures and associates at 31 March 2002 was £17.3 million loss (2001: £14.6 million loss).

Included in joint ventures is goodwill arising on the acquisition of Ord Minnett Strategic Investments which is being amortised evenly over the directors' estimate of its useful economic life of eight years. The goodwill element of the opening and closing net book values is £9.9 million and £9.6 million respectively.

Further details of joint ventures and associates are given in Principal Group Investments on page 70.

Other investments largely relates to ordinary shares in the Company held by the employee trusts (note 37) and market seats. The cumulative amount written off other investments at 31 March 2002 was £20.9 million (2001: £13.3 million).

16 Debtors

	2002 £m	2001 £m
Amounts falling due within one year		
Trade debtors:		
Amounts owed by broker dealers on secured stock lending and borrowing	**89.6**	33.1
Securities transactions in the course of settlement	**65.2**	86.9
Futures transactions	**125.1**	168.3
Other trade	**59.9**	123.3
Amounts owed by joint ventures and associates	**1.7**	1.8
Amounts owed by funds	**419.2**	99.9
Other debtors	**33.6**	38.2
Taxation recoverable	**0.8**	14.6
Prepayments and accrued income	**28.7**	32.3
	823.8	598.4
Amounts falling due after more than one year		
Other debtors	**48.2**	73.3
Prepayments and accrued income	**72.7**	31.9
	944.7	703.6

Other debtors falling due after more than one year includes £38.6 million (2001: £70.2 million) in relation to loan notes in the management buyout group who purchased the Agricultural Products businesses in March 2000. During the year the balance outstanding reduced from $100 million to $55 million.

17 Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £2,258.7 million (2001: £2,208.9 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

18 Current asset investments

	2002 £m	2001† £m
Listed investments (carried at market value)	**28.8**	90.9
Unlisted investments	**58.1**	37.0
	86.9	127.9

†There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

19 Creditors

	2002 £m	2001 £m
Amounts falling due within one year		
Bank loans and overdrafts	**180.2**	158.4
Trade creditors:		
Amounts owed to broker dealers on secured stock lending and borrowing	**70.1**	10.4
Securities transactions in the course of settlement	**152.7**	177.9
Futures transactions	**115.0**	63.5
Other trade	**37.4**	20.7
Amounts owed to joint ventures and associates	**1.5**	9.5
Taxation (note (b))	**50.3**	47.6
Other taxation and social security costs	**4.5**	2.8
Other creditors (note (c))	**94.4**	166.1
Accruals and deferred income	**93.6**	106.4
Proposed final dividend	**33.8**	28.0
	833.5	791.3
Amounts falling due after more than one year		
Loans		
Bank loans	**266.9**	–
Private placement notes (note (a))	**10.5**	10.5
Borrowings over one year	**277.4**	10.5
Other creditors	**11.1**	8.7
	288.5	19.2
Analysis of borrowings due after more than one year		
Amounts falling due		
Between one and two years	**10.5**	–
Between two and five years	**266.9**	10.5
	277.4	10.5

Notes:
(a) The private placement notes comprise US$15 million 7.44% notes due 14 December 2003.
(b) Taxation payable within one year includes overseas taxation of £26.6 million (2001: £22.2 million).
(c) Other creditors substantially represents balances with counterparties whereby commodities are bought under financing arrangements on deferred terms. None of these amounts are secured.

20 Provisions for liabilities and charges

	£m
Deferred taxation	
At 1 April 2001	6.6
Currency translation difference	0.1
Transfer from current taxation	0.5
Released during the year	(1.5)
At 31 March 2002	**5.7**

20 Provisions for liabilities and charges continued

	2002 £m	2001 £m
Analysis of deferred taxation at the end of the year was		
In respect of tax allowances over depreciation	(0.4)	(2.4)
In respect of other timing differences	6.1	9.0
	5.7	6.6

No provision has been made for withholding tax and UK corporation tax which would arise in the event of overseas subsidiaries and associates distributing their remaining reserves, as there is no intention to remit these reserves to the UK.

21 Derivatives and other financial instruments

A discussion of the Group's strategies and policies with regards to derivatives and other financial instruments is given in the Finance Director's Review on pages 21 to 23. The Group has taken advantage of the exemption available, under FRS 13, for short-term debtors and creditors (which are included in the Group's consolidated balance sheet at amounts which are not significantly different from their fair values). This means that these amounts are excluded from the following tables except for note 21 (c).

(a) Fair values and book values of financial instruments

The comparison of fair and book values of all the Group's financial instruments is set out below. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	Fair value 2002 £m	Book value 2002 £m	Fair value 2001 £m	Book value 2001 £m
Short-term borrowings	(180.2)	(180.2)	(158.4)	(158.4)
Long-term borrowings	(277.9)	(277.4)	(10.9)	(10.5)
Cash at bank and in hand	416.9	416.9	133.7	133.7
Net debt	(41.2)	(40.7)	(35.6)	(35.2)
Creditors payable in more than one year	(5.5)	(5.5)	(3.3)	(3.4)
Fixed asset investments	29.1	20.5	25.2	21.1
Current asset investments	86.9	86.9	127.9	127.9
Securities purchased under agreements to resell	21.0	21.0	104.0	104.0
Debtors receivable in more than one year	44.6	44.6	70.4	70.2
Hedging instruments				
Instruments, including forward foreign currency contracts, interest rate swaps, and caps and collars	1.4	–	3.7	–
Trading instruments				
Commodity contracts				
Assets	1.1	1.1	7.2	7.2
Liabilities	(1.3)	(1.3)	(4.6)	(4.6)
Other trading instruments				
Forward foreign currency contracts (assets)	7.7	7.7	10.0	10.0
Forward foreign currency contracts (liabilities)	(15.2)	(15.2)	(1.0)	(1.0)
	128.6	119.1	303.9	296.2
Financial liabilities (note 21 (d))		(479.6)		(177.9)
Financial assets (note 21 (e))		598.7		474.1
		119.1		296.2

21 Derivatives and other financial instruments continued

(b) Aggregated gains and losses on financial instruments used as hedges

Gains and losses on instruments used for hedging are not recognised until the transaction that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are set out in the table below. There are no significant deferred gains and losses on hedges on the balance sheet at the year-end.

	Unrecognised contracts		
	Gains £m	Losses £m	Total £m
Gains/(losses) on hedges at 1 April 2001	4.5	(0.8)	3.7
(Gains)/losses arising in previous years that were recognised this year	(4.5)	0.8	(3.7)
Gains/(losses) arising before this year that were not recognised in this year	–	–	–
Gains/(losses) arising this year that were not recognised this year	7.6	(6.2)	1.4
Gains/(losses) on hedges at 31 March 2002	**7.6**	**(6.2)**	**1.4**
Of which: are expected to be recognised in the profit and loss account			
In the next year	7.6	(6.2)	1.4
Thereafter	–	–	–
	7.6	(6.2)	1.4

As explained in the Finance Director's Review, the Group's policy is to hedge currency and interest rate risks using forward foreign currency contracts and interest rate swaps.

In the table above the carried forward unrecognised net profit at 31 March 2002 of £1.4 million (2001: £3.7 million net profit) equates to the difference between the fair values and book values of the hedging instruments in the table in note 21(a).

(c) Unmatched net foreign currency monetary assets and liabilities

The table below shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account after taking into account forward foreign currency contracts entered into by the Group. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operation involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2002					
Sterling	–	–	–	–	–
US dollar	9.1	–	(13.1)	(3.9)	(7.9)
Euro	0.1	0.3	–	0.2	0.6
Other currencies	0.6	18.8	(0.1)	1.8	21.1
	9.8	19.1	(13.2)	(1.9)	13.8

Other currencies, in the table above, largely relates to Singapore dollars, Swiss francs and Japanese yen.

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2001					
Sterling	–	–	–	–	–
US dollar	8.1	–	17.7	(6.8)	19.0
Euro	0.2	0.1	–	–	0.3
Other currencies	–	16.5	–	0.3	16.8
	8.3	16.6	17.7	(6.5)	36.1

In the table above, other currencies largely relates to Singapore dollars.

21 Derivatives and other financial instruments continued

(d) Interest rate and currency profile of financial liabilities

The Group's interest rate and currency profile of financial liabilities at 31 March 2002 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(0.3)	(0.1)	–	(0.2)
US dollar	(453.2)	(436.0)	(10.5)	(6.7)
Euro	(12.2)	–	–	(12.2)
Other currencies	(13.9)	(10.9)	–	(3.0)
	(479.6)	(447.0)	(10.5)	(22.1)

The Group's interest rate and currency profile of financial liabilities at 31 March 2001 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(0.8)	(0.4)	–	(0.4)
US dollar	(161.1)	(144.2)	(10.5)	(6.4)
Euro	–	–	–	–
Other currencies	(16.0)	(15.5)	–	(0.5)
	(177.9)	(160.1)	(10.5)	(7.3)

The tables above take into account forward foreign currency contracts entered into by the Group.

The weighted average interest rate of fixed rate financial liabilities is 7.44% (2001: 7.44%). The weighted average years to maturity of fixed rate financial liabilities is 1.7 years (2001: 2.7 years). The fixed rate borrowings relate to the private placement notes which are detailed in note 19.

During the year floating rate borrowings bore interest at LIBOR plus between 25 and 80 basis points (2001: LIBOR plus between nil and 50 basis points). Floating rates may be fixed in advance for periods of up to six months.

Non-interest bearing financial liabilities mainly relate to forward foreign exchange contracts, which have a weighted average period until maturity of 0.3 years (2001: 0.1 years).

(e) Interest rate and currency profile of financial assets

The interest rate and currency profile of financial assets at 31 March 2002 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	39.2	26.6	–	12.6
US dollar	396.4	215.2	–	181.2
Euro	104.4	74.2	–	30.2
Other currencies	58.7	54.2	–	4.5
	598.7	370.2	–	228.5

21 Derivatives and other financial instruments continued

(e) Interest rate and currency profile of financial assets continued

	Gross financial assets £m
Total financial assets are:	
Cash at bank and in hand	416.9
Current asset investments	86.9
Securities purchased under agreements to resell	21.0
Fixed asset investments	20.5
Debtors receivable in more than one year	44.6
Forward foreign currency contracts and other	8.8
	598.7

The interest rate and currency profile of financial assets at 31 March 2001 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	23.6	21.2	–	2.4
US dollar	430.3	360.4	–	69.9
Euro	8.7	6.6	–	2.1
Other currencies	11.5	8.5	–	3.0
	474.1	396.7	–	77.4
Total financial assets are:				
Cash at bank and in hand	133.7			
Current asset investments	127.9			
Securities purchased under agreements to resell	104.0			
Fixed asset investments	21.1			
Debtors receivable in more than one year	70.2			
Forward foreign currency contracts and other	17.2			
	474.1			

In the above tables non-interest bearing financial assets mainly relate to cash balances and current asset investments in 2002, and to current asset investments in 2001. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates.

(f) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	2002 £m	2001 £m
In one year or less or on demand	**196.7**	164.0
In more than one year but not more than two	**14.3**	2.6
In more than two years but not more than five	**268.6**	11.3
	479.6	177.9

21 Derivatives and other financial instruments *continued*

(g) Borrowing facilities

The undrawn committed facilities available are:

	2002 £m	2001 £m
Expiring in one year or less	**410.9**	454.3
Expiring in more than two years but not more than five	**259.9**	–
	670.8	454.3

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities. The Group is in the process of renewing some of its committed facilities as outlined in the financial capacity section in the Finance Director's Review.

(h) Gains and losses on financial assets and liabilities held for trading

The table below sets out the gains/(losses) on financial assets and liabilities that have been recognised in the profit and loss account relating to trading:

	2002 £m	2001 £m
Commodity futures and options	**3.7**	(5.3)
Investments	**2.5**	4.3
Forward foreign currency contracts	**13.4**	10.5
Options	**–**	(0.1)
	19.6	9.4

22 Share capital

	Authorised		Allotted and fully paid	
	Number	£m	Number	£m
Ordinary shares of 10p each attributable to equity interests				
At 1 April 2001	405,384,164	40.5	267,520,172	26.8
Issue of shares – share options			100,000	–
Repurchase and cancellation of own shares			(400,000)	(0.1)
At 31 March 2002	**405,384,164**	**40.5**	**267,220,172**	**26.7**

There remain outstanding at 31 March 2002, options to acquire 313,682 (2001: nil) ordinary shares granted under the unapproved part of the Executive Share Option Scheme 2001, options to acquire 347,423 (2001: nil) ordinary shares granted under the Inland Revenue approved sharesave scheme and options to acquire 52,262 (2001: nil) ordinary shares granted under the US Internal Revenue Code qualifying employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2003 and 2011, at prices from 744p to 1047p.

Between 22 February 2002 and 6 March 2002, the Company repurchased ordinary shares with a nominal value of £40,000 at a total cost of £4.0 million. These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

23 Reserves

	Share premium account £m	Capital reserve £m	Profit and loss account £m
At 1 April 2001	111.4	1.6	293.6
Currency translation difference	–	(0.1)	(2.4)
Issue of ordinary share capital	0.1	–	–
Purchase and cancellation of own shares	–	0.1	(4.0)
Adjustment to goodwill written off on acquisitions	–	–	0.8
Retained profit	–	–	103.7
At 31 March 2002	**111.5**	**1.6**	**391.7**

The profit for the financial year dealt with in the Company was £68.2 million (2001: £110.1million). In accordance with Section 230 of the Companies Act 1985, a separate profit and loss account has not been presented for the Company.

The cumulative goodwill written off on businesses continuing within the Group amounts to approximately £40.4 million (2001: £41.2 million). In 2002 the adjustment to goodwill written off on acquisitions of £0.8 million relates to an earn-out adjustment to goodwill written off to reserves on acquisition in 1996.

Notes 24 to 29 provide details of the net cash inflow/(outflow) from the following activities:

24 Operating activities

	2002 £m	2001[†] £m
Operating profit	**179.9**	156.3
Depreciation of tangible fixed assets	**9.0**	9.9
Amortisation of goodwill	**5.8**	3.8
Amortisation of fixed asset investments	**10.6**	1.9
Profit on sale of tangible fixed assets	**–**	(2.6)
Profit on sale of fixed asset investments	**(0.5)**	(1.3)
Decrease in stocks	**–**	0.1
(Increase)/decrease in debtors	**(269.6)**	714.4
Decrease/(increase) in securities purchased under agreements to resell	**82.4**	(100.6)
Decrease/(increase) in current asset investments	**42.2**	(57.0)
Decrease in creditors	**(9.9)**	(621.7)
Costs in relation to exceptional items (see note 5)	**2.8**	(4.1)
	52.7	99.1

[†]There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

The increase in debtors is largely due to the increase in loans to funds, as detailed in note 16.

25 Returns on investments and servicing of finance

	2002 £m	2001 £m
Interest received	**51.1**	55.4
Interest paid	**(31.4)**	(51.2)
	19.7	4.2

26 Capital expenditure and financial investment

	2002 £m	2001[†] £m
Purchase of tangible fixed assets	**(12.1)**	(10.3)
Sale of tangible fixed assets	**0.5**	6.8
Purchase of fixed asset investments	**(32.0)**	(38.6)
Sale of fixed asset investments	**9.7**	7.8
	(33.9)	(34.3)

[†]There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

27 Acquisitions and disposals

	2002 £m	2001 £m
Purchase of businesses and subsidiaries (note 31)	**(4.2)**	(78.2)
Net cash acquired with businesses and subsidiaries	**22.8**	2.5
Sale of businesses and subsidiaries (note 32)	**–**	(4.0)
Net cash disposed of with businesses and subsidiaries	**–**	(1.0)
	18.6	(80.7)

28 Management of liquid resources

	2002 £m	2001 £m
Decrease/(increase) in term deposits	**16.9**	(20.2)

Liquid resources primarily comprise term deposits with banks, except those repayable on demand.

29 Financing

	2002 £m	2001 £m
Issue of ordinary share capital (including exercise of share options)	**0.1**	76.6
Purchase and cancellation of own shares	**(4.0)**	–
Increase in short-term borrowings	**24.7**	120.2
Increase/(decrease) in long-term borrowings	**265.2**	(271.9)
–	**286.0**	(75.1)

30 Analysis of net debt

	Cash £m	Overdrafts £m	Loans: Less than one year £m	Loans: More than one year £m	Net debt £m
At 1 April 2000	268.1	(38.9)	(27.0)	(263.6)	(61.4)
Cash flow	(161.4)	38.5	(120.2)	271.9	28.8
Acquisitions and disposals*	–	–	–	3.7	3.7
Currency translation difference	27.0	(3.4)	(7.4)	(22.5)	(6.3)
At 31 March 2001	133.7	(3.8)	(154.6)	(10.5)	(35.2)
Cash flow	281.5	3.1	(24.7)	(265.2)	(5.3)
Currency translation difference	1.7	–	(0.2)	(1.7)	(0.2)
At 31 March 2002	**416.9**	**(0.7)**	**(179.5)**	**(277.4)**	**(40.7)**

*excluding cash and overdrafts

31 Purchase of businesses and subsidiaries

	2002 £m	2001 £m
Net assets acquired		
Tangible fixed assets	**0.4**	0.2
Fixed asset investments	**0.9**	4.0
Debtors	**1.4**	5.3
Cash at bank and in hand	**22.8**	2.5
Bank loans	**0.1**	–
Creditors	**(23.4)**	(1.8)
	2.2	10.2
Goodwill	**2.3**	71.3
Less share of net assets of associate converted to subsidiary	**–**	(0.4)
	4.5	81.1
Satisfied by		
Cash	**4.2**	78.2
Deferred consideration	**0.3**	2.9
	4.5	81.1

There are no material differences between the book value of net assets acquired and the fair value ascribed.

In October 2000, the Group acquired Glenwood's on-shore US business and the remaining 40% of Glenwood's off-shore business. In October 2000, the Group acquired the customer accounts of First American Discount Corporation.

32 Sale of businesses and subsidiaries

	2002 £m	2001 £m
Net assets disposed of		
Tangible fixed assets	–	4.3
Stocks	–	3.1
Debtors	–	5.3
Cash at bank and in hand	–	1.0
Bank loans	–	(3.7)
Creditors	–	(0.3)
Deferred taxation	–	(0.6)
	–	9.1
Payout	–	4.0
	–	13.1
Being:		
Loss on sale	–	13.1

The 2001 figures relate to the sale of US Nuts activities and adjustments to the management buyout reported in 2000.

33 Post balance sheet events

The Company announced on 23 May 2002 the proposed acquisition of RMF Investment Group (RMF), subject to the necessary regulatory approvals, for consideration of £571 million in cash and shares. It also announced an associated Placing underwritten by Merrill Lynch, to raise net proceeds of $260 million (£178 million) to fund part of the cash element of the consideration. RMF's shareholders' funds as shown in their audited financial statements as at 31 December 2001, adjusted on a UK GAAP basis, were £109.1 million.

RMF is a leading European provider of alternative investment products focused on the institutional market. RMF provides tailored solutions across a wide range of alternative investments including hedge funds, high yield and private equity, principally as a fund of hedge funds manager. As at 31 March 2002, RMF had funds under management of approximately $8.5 billion (£5.9 billion), of which approximately $6.7 billion (£4.6 billion) was invested in hedge fund products. As shown in their audited financial statements for the year ended 31 December 2001, adjusted on a UK GAAP basis, RMF reported retained profit of £15.2 million.

The acquisition of RMF provides the combined Group with a broadened range of money management expertise, greater depth of structuring skills and a leading presence in the institutional sector of the alternative investments market (excluding real estate and private equity).

34 Related party transactions

During 2002, two Group companies, Glenwood Capital Investment LLC and Man-AHL (USA) Corp., acted as trading advisor to the following funds: Glenwood Partners, Lexington Associates, Glenwood Diversified Fund, AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. For their services, Glenwood Capital Investments LLC and Man-AHL (USA) Corp. received management and incentive fee income from the funds of £9.9 million in aggregate and £0.9 million of brokerage fee income in aggregate. In addition, another Group company, Man Financial Inc, acted as broker to AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. Man Financial Inc received brokerage income of £0.5 million in aggregate from these funds. At 31 March 2002, Glenwood Capital Investment LLC and Man-AHL (USA) Corp. included amounts outstanding of £2.0 million in debtors in relation to the funds listed above. All transactions are carried out on an arm's length basis. Figures have not been given for the comparative period as they are deemed not to be material.

35 Contingent liabilities

The Group guarantees its share of Sugar Australia's operating leases, which amounts to £14 million. In addition, the Group has given first risk of loss guarantees as detailed in the risk management section of the Finance Director's Review.

The items disclosed in the prior year in connection with the sale of the Agricultural Products businesses have been settled during the year as disclosed in note 5.

36 Financial commitments
(a) Operating leases

	Land & Buildings	
	2002 £m	2001 £m
Annual commitments at 31 March in respect of non-cancellable operating leases expiring		
Within one year	**2.0**	1.5
Between two and five years	**3.8**	3.1
Over five years	**5.4**	3.2
	11.2	7.8

(b) Capital commitments

	2002 £m	2001 £m
Expenditure contracted for but not provided for in the accounts	**0.3**	1.5

37 Employee trusts

The accounts of the employee trusts have been included in these accounts in accordance with UITF 13. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was £20.4 million (2001: £19.0 million). It is intended that the employee trusts will continue to facilitate the acquisition of shares in the Company by directors and senior employees.

At 31 March 2002 the net assets of the employee trusts amounted to £45.1 million (2001: £44.3 million). These assets include 9,611,060 (2001: 9,324,162) ordinary shares in the Company. These shares are included within fixed asset investments at cost less amortisation to reflect the obligations of the trusts. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01p of the interim dividend for the year ending 31 March 2002 on each of 7,387,812 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend and all but 0.01p of the final dividend for the year ending 31 March 2001 on each of 6,397,693 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2001 interim: 5,728,352 shares).

38 Exchange rates

The following rates of exchange have been used in preparing these accounts:

	Year-end rates		Average rates	
	2002	2001	2002	2001
Australian dollar	**2.67**	2.92	**2.78**	2.64
Euro	**1.63**	1.61	**1.62**	1.62
Singapore dollar	**2.63**	2.57	**2.60**	2.55
Swiss franc	**2.40**	2.46	**2.42**	2.50
US dollar	**1.42**	1.42	**1.43**	1.47

39 Fixed asset investments of the Company

	£m
Shares in subsidiaries at cost	
At 1 April 2001 and 31 March 2002	**204.2**

Details of the principal Group subsidiaries and associates are given on page 70.

40 Debtors of the Company

	2002 £m	2001 £m
Amounts falling due within one year		
Amounts owed by subsidiaries	**47.1**	41.1
Other debtors	**16.2**	10.9
Taxation recoverable	**2.3**	0.4
Prepayments and accrued income	**3.1**	–
	68.7	52.4

41 Creditors of the Company

	2002 £m	2001 £m
Amounts falling due within one year		
Amounts owed to subsidiaries	–	2.1
Other creditors	**0.1**	1.7
Proposed final dividend	**33.9**	28.3
	34.0	32.1

There were no trade creditors.

42 Reserves of the Company

	Share premium account £m	Capital reserve £m	Profit and loss account £m
At 1 April 2001	111.4	1.5	84.8
Currency translation difference	–	(0.1)	(1.4)
Issue of ordinary share capital	0.1	–	–
Purchase and cancellation of own shares	–	0.1	(4.0)
Retained profit	–	–	19.8
At 31 March 2002	**111.5**	**1.5**	**99.2**

Principal Group Investments

The names of the principal investments of Man Group plc, together with interests in equity shares, are given below. The country of operation is the same as the country of incorporation and the year-end is 31 March.

Details of all subsidiaries and associates will be annexed to the Company's next Annual Return.

	Country of incorporation	Effective Group interest %
Principal operating subsidiaries		
Asset Management		
Man Investment Products Limited	England	100
Man Management AG	Switzerland	100
Glenwood Capital Investments L.L.C.	US	100
Brokerage		
Man Financial Limited	England	100
Man Financial Inc.	US	100
Group holding companies		
E D & F Man Limited*	England	100
E D & F Man Group Limited*	England	100
Man Group USA Inc	US	100
Group treasury companies		
Man Group Finance Limited	England	100
Man Group Finance Inc.	US	100
Principal joint ventures		
OM Strategic Investments Limited	Australia	50
Principal associates		
Sugar Australia	Australia	25

*direct subsidiary

Subsidiaries not consolidated (as long-term restrictions exist). These are included in fixed asset investments.

Asset Management		
Glenwood Partners, L.P.	US	1
Glenwood Diversified Fund, L.P.	US	1
Lexington Associates I, L.P.	US	1
AHL Diversified (USA), L.P.	US	1
AHL Diversified II (USA), L.P.	US	1
AHL Alpha Class A	US	1
AHL Alpha Class B	US	1

Shareholder and Company Information

Results announced
Interim: November
Final: May

Dividends
Interim paid: January
Final paid: July

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend.

Annual General Meeting
The Annual General Meeting will be held at 11 am on 10 July 2002 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Shareholder Enquiries
All administrative queries concerning shareholdings should be directed to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3970, Text tel: 0870 600 3950, quoting Ref No 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Payment of dividends to mandated accounts
Each dividend warrant has a form on the reverse for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered address, unless the Company's Registrar is otherwise requested.

Man Group website
Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information.

Alternatively, contact Corporate Communications via e-mail on investor@mangroupplc.com

Corporate Advisers

Auditors
PricewaterhouseCoopers
Southwark Towers
32 London Bridge Street
London SE1 9SY
020 7583 5000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
0870 600 3970

Company information

Registered Office:
Sugar Quay
Lower Thames Street
London EC3R 6DU
Telephone: 020 7285 3000
Fax: 020 7285 3665

Registered number: 2921462

Principal offices:

United Kingdom
Sugar Quay
Lower Thames Street
London EC3R 6DU
(44) 20 7285 3000

United States
440 South LaSalle Street
20th Floor
Chicago
IL 60605
(1) 312 663 7610

Switzerland
Bahnhofstrasse 15
CH-8808 Pfäffikon SZ
(41) 55 415 3636

Five Year Record

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Profit and Loss Account					
Continuing operations before goodwill amortisation	**213.2**	178.7	112.5	108.1	43.8
Goodwill amortisation	**(8.0)**	(4.7)	(1.0)	(0.8)	–
Exceptional items	**(12.1)**	(15.0)	(113.5)	–	21.5
Discontinued operations	**–**	–	(34.5)	0.7	53.8
Pre-tax profit/(loss)	**193.1**	159.0	(36.5)	108.0	119.1
Taxation	**(41.0)**	(34.8)	(16.7)	(29.7)	(31.3)
Equity minority interests	**–**	–	(1.1)	(1.9)	(2.7)
Group profit/(loss) on ordinary activities after tax and equity minority interests	**152.1**	124.2	(54.3)	76.4	85.1
Ordinary dividends	**(48.4)**	(39.5)	(33.8)	(31.8)	(30.9)
Demerger dividend in specie	**–**	–	(60.2)	–	–
Retained profit/(loss)	**103.7**	84.7	(148.3)	44.6	54.2
Funds under management ($m)	**10,724**	6,695	4,675	3,759	2,100
Funds under management (£m)	**7,534**	4,703	2,931	2,329	1,252
Statistics					
Diluted earnings per share before goodwill and exceptional items	**63.2p**	54.9p	32.5p	30.4p	13.1p
Diluted underlying earnings per share	**45.7p**	30.4p	23.2p	20.1p	10.0p
Ordinary dividend per share	**18.6p**	15.5p	13.6p	12.7p	11.7p
Net debt	**£40.7m**	£35.2m	£61.4m	£546.9m	£534.0m
Gearing[†]	**8%**	8%	24%	140%	161%

[†]defined as net debt divided by shareholders' funds including minorities

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Balance Sheet					
Fixed assets	**189.7**	181.3	87.2	256.6	230.8
Current assets	**1,469.5**	1,069.2	1,610.6	1,705.6	1,404.4
Creditors and provisions for liabilities and charges	**(1,127.7)**	(817.1)	(1,447.5)	(1,570.7)	(1,302.6)
Net assets	**531.5**	433.4	250.3	391.5	332.6
Headcount – Continuing operations	**1,575**	1,567	1,405	1,368	1,015
US dollar exchange rates					
Average	**1.43**	1.47	1.61	1.65	1.64
Year-end	**1.42**	1.42	1.60	1.62	1.68

There has been a change to the presentation of fixed and current assets in the balance sheets of the comparative years. In light of best practice, ordinary shares in the Company held by the employee trusts have been reclassified from current asset investments to fixed asset investments.

Man Group plc Sugar Quay Lower Thames Street London EC3R 6DU
T 020 7285 3000 **F** 020 7285 3714 www.mangroupplc.com

Designed and produced by GA Design (UK) Ltd. Printed by Wace


Man Group plc

Harvey A McGrath
Chairman

24 May 2002

Dear Shareholder

2002 Annual General Meeting
It is my great pleasure to be writing to you enclosing the Notice convening the eighth Annual General Meeting of the Company, to be held at 11 am on Wednesday, 10 July 2002 in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Resolutions 1 to 7 deal with the ordinary business of the Annual General Meeting and so will be familiar to you. The Dividend Reinvestment Plan ("DRIP") will again be available to eligible Shareholders in respect of the final dividend (resolution 2) but it has been necessary for Lloyds TSB to revise the terms and conditions of the DRIP, to ensure compliance with the new regulatory framework of the Financial Services Authority. A booklet containing the new terms and conditions accompanies the Annual General Meeting documentation of eligible Shareholders. Any previous DRIP terms and conditions you hold should now be destroyed. Existing participants of the Plan need take no further action if they wish to continue to participate in the DRIP and receive shares instead of cash dividend. A brief summary of the procedures applicable appears at the foot of this letter.

Whilst Resolutions 9, 10 and 11 are also now routine business of the meeting, the reasons for these and the other additional items of business proposed are explained in this letter.

As you may be aware, the Company announced yesterday the acquisition of RMF Investment Group ("RMF") for a consideration of £571 million in cash and Ordinary Shares. Further information in respect of the acquisition is set out in the Listing Particulars issued by the Company today. The Company is relying on authorities previously granted by Shareholders in order to issue the Ordinary Shares and the acquisition is not conditional upon the approval of Shareholders of any resolution to be proposed at the 2002 Annual General Meeting.

Authority to increase the authorised share capital
Resolution 8 will be proposed to increase the authorised (but unissued) share capital of the Company up to a rounded figure of 450,000,000 Ordinary Shares from the present 405,384,164 in view of the proposed issue of 43,621,216 new Ordinary Shares in connection with the acquisition of RMF as described in the Company's Listing Particulars dated 24 May 2002. This represents an increase of approximately 11% over the current authorised share capital.

Directors' power to allot shares and disapplication of pre-emption rights
Resolution 9 will be proposed to continue the Directors' authority to allot the present unissued share capital of the Company up to a maximum of 89,073,390 Ordinary Shares, being slightly under one third of the Company's present issued ordinary share capital at the date of the Notice of Meeting. The Board has no present intention of issuing any part of that capital and no issue will be made which would effectively alter control of the Company without the prior approval of Shareholders in general meeting.

Resolution 10 will be proposed to continue the Directors' authority to allot new Ordinary Shares for cash otherwise than in proportion to existing holdings. In the case of allotments other than for, inter alia, rights issues, the authority is limited to shares representing approximately 5% of the current issued ordinary share capital amounting to a total of 13,361,000 Ordinary Shares.

The authority conferred by both Resolutions 9 and 10 will lapse on the earlier of 9 October 2003 and the conclusion of the next Annual General Meeting of the Company. Resolution 9 will be proposed as an Ordinary Resolution and Resolution 10 as a Special Resolution.

Power to purchase shares
Resolution 11 will be proposed as a Special Resolution to enable the Company to purchase in the market up to a maximum of 26,722,017 Ordinary Shares (approximately 10% of the issued share capital at the date of the Notice of Meeting) for cancellation at a minimum price of 10p per share and a maximum price of not more than 5% above the average middle market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of purchase. During the financial year ended 31 March 2002 the Company purchased for cancellation 400,000 issued Ordinary Shares under the authority of last year's Shareholder resolution. Details of the purchase appear in the Annual Report.

The Directors would not expect to purchase Ordinary Shares in the market unless in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of Shareholders generally. Any purchases made by the Company will be announced no later than 7.30 am on the business day following the transaction.

Notice of Annual General Meeting
To be held on 10 July 2002


Man Group plc

Notice of the Annual General Meeting to be held on Wednesday, 10 July 2002 is set out on pages 3 and 4. The action to be taken by Shareholders is set out on page 2.

Notice of Annual General Meeting


ManGroupplc

Notice is hereby given that the eighth Annual General Meeting of Man Group plc ("the Company") will be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday, 10 July 2002 at 11am. Resolutions 10 and 11 will be proposed as Special Resolutions and the remainder as Ordinary Resolutions.

Ordinary Business

1 To receive the Directors' and Auditors' Reports and the Financial Statements for the year ended 31 March 2002.
2 To declare a final dividend on the Ordinary Shares.
3 To re-elect D M Eadie* as a Director of the Company.
4 To re-elect S Fink as a Director of the Company.
5 To re-elect S J Nesbitt# as a Director of the Company.
6 To re-appoint PricewaterhouseCoopers as Auditors of the Company.
7 To authorise the Directors to determine the remuneration of the Auditors.

*A member of the Audit, Remuneration and Nomination Committees.
#A member of the Nomination Committee.

Special Business

8 **Increase authorised share capital (Ordinary Resolution)**
THAT the authorised share capital of the Company be and is hereby increased to £45,000,000 by the creation of 44,615,836 Ordinary Shares of 10 pence each.

9 **Directors' power to allot securities (Ordinary Resolution)**
THAT the Directors of the Company be and are hereby, generally and unconditionally, authorised in accordance with Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that Section) up to an aggregate nominal amount of £8,907,339 provided that:-

a this authority unless renewed or revoked shall expire on the earlier of 9 October 2003 and the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

b all authorities previously conferred under Section 80 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

10 **Disapplication of pre-emption rights (Special Resolution)**
THAT subject to the passing of Resolution 9 as set out in this Notice of Meeting:-

a the Directors of the Company be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 ("the Act") to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the authority conferred on them by such Resolution as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by the Resolution shall be limited to:-

(i) any allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of Ordinary Shares where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as maybe) to the respective numbers of Ordinary Shares held by them, subject to such exclusions and other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever; and

(ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding £1,336,100.

b this power, unless renewed, shall expire on the earlier of 9 October 2003 and the conclusion of the next Annual General Meeting of the Company; and

c the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

11 **Power to purchase shares for cancellation (Special Resolution)**
THAT the Company is hereby generally and unconditionally authorised pursuant to Section 166 of the Companies Act 1985 ("the Act") to make market purchases (within the meaning of Section 163 of that Act) of Ordinary Shares of 10p each in the capital of the Company ("Ordinary Shares") provided that:-

a the maximum number of Ordinary Shares hereby authorised to be purchased is 26,722,017;

b the minimum price which may be paid for an Ordinary Share is 10p per Ordinary Share;

c the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

d the authority hereby conferred shall expire on the earlier of 9 January 2004 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

e the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and f upon the passing of this Resolution, the Resolution passed as Resolution 10 at the Annual General Meeting on 11 July 2001, shall be of no further force or effect (without prejudice to the completion wholly or in part of any contract by the Company to purchase Ordinary Shares entered into prior to the passing of this Resolution).

12 Limit of Shares available for acquisition under the *Man Group plc United States Employee Stock* Purchase Plan (Ordinary Resolution)

THAT the aggregate number of Ordinary Shares of 10p each fully paid in the capital of the Company which may be made available for acquisition under the Man Group plc United States Employee Stock Purchase Plan is 10,000,000.

By Order of the Board

Peter L Clarke
Secretary
24 May 2002
Sugar Quay
Lower Thames Street
London EC3R 6DU

Notes

1 A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. Such proxy or proxies need not be a member or members of the Company. A Form of Proxy is enclosed.

2 To be effective, the Form of Proxy, duly completed, must be lodged with the Company at the offices of its Registrars, Lloyds TSB Registrars, FREEPOST SEA7149, The Causeway, Worthing, West Sussex BN99 6BB, so as to be received no later than 11 am on 8 July 2002. The completion and return of a Form of Proxy will not preclude members entitled to attend and vote at the Meeting from doing so in person if they so wish.

3 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those Shareholders registered in the register of members of the Company as at the close of business on 8 July 2002 shall be entitled to attend or vote at the Meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the relevant register of securities after the close of business on 8 July 2002 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

4 Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this Notice until 10 July 2002, and at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE from 10.45 am on 10 July 2002 until the conclusion of the Meeting:-

(i) all Directors' service contracts (other than contracts expiring or determinable within one year by the Company without payment of compensation);

(ii) the register of interests of Directors (and their families) in the shares of the Company.

5 Short biographical details of the Directors, including those seeking re-election, appear on page 25 of the Annual Report.

The Man Group plc United States Employee Stock Purchase Plan

Resolution 12 will be proposed as an Ordinary Resolution and fixes at 10,000,000 the maximum aggregate number of Ordinary Shares which may be made available for acquisition, under the US all employee stock purchase plan ("the Plan") launched earlier this year under the authority granted by Shareholders at last year's Annual General Meeting. The Directors fixed the maximum upon adoption of the Plan and now, in order to fully qualify the Plan under the US Internal Revenue regulations, Shareholders are required to formally approve this maximum within the 12 months following the Plan's adoption. In the event that new shares are issued to satisfy the exercise of options under the Plan, these shares will be subject to the overall limit of no more than 10% of issued capital being available for issue over a ten year period under the UK Sharesave Scheme or any other share option schemes or share ownership plan.

Action to be taken by Shareholders

Enclosed with this document is a Form of Proxy for use at the Annual General Meeting by Shareholders.

You are asked to complete and sign the form and return it to The Registrar, Man Group plc, Lloyds TSB Registrars, FREEPOST SEA7149, The Causeway, Worthing, West Sussex BN99 6BB so as to arrive no later than 11 am on Monday, 8 July 2002.

An attendance card is attached to the Form of Proxy and, for your own convenience, you are requested to bring your attendance card with you to the Meeting. A map showing how to get to the Queen Elizabeth II Conference Centre has also been included.

Recommendation

The Board considers that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and recommends you to vote in favour of them, as the Directors intend to do in respect of their own beneficial holdings.



Harvey A McGrath
Chairman

Drip Summary Procedure

- **a** To receive your 2002 Final Dividend in cash where no DRIP Mandate is in force – take no further action.
- **b** To receive your 2002 Final Dividend in cash where a DRIP Mandate is in force – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA by no later than 3.00 pm on 28 June 2002.
- **c** To receive DRIP shares for the 2002 Final Dividend and all future dividends where a DRIP Mandate is in force – take no further action.
- **d** To receive DRIP shares for the 2002 Final Dividend and all future dividends where no DRIP Mandate is in force – complete, sign, date and post the Mandate Form to be received by Lloyds TSB Registrars no later than 3.00 pm on 28 June 2002. A reply paid envelope is enclosed for the return of the Mandate Form.
- **e** To receive a future dividend in cash after a DRIP Mandate has been completed – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars as explained in the booklet.

All DRIP Mandates must be despatched to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA to be received no later than 3.00 pm on 28 June 2002 if they are to be applied to the 2002 Final Dividend. No acknowledgement of the Mandate will be issued. Facsimile, electronic or oral mandates will not be accepted.

Further copies of the terms and conditions and the DRIP Mandate may be obtained, up to and including 28 June 2002, from the Share Dividend Team at Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA. Telephone: 0870 241 3018 or Textphone: 0870 600 3950.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7285 3000
Fax +44 (0)20 7285 3665
www.mangroupplc.com

Registered in England No. 2921452


ManGroup plc

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7285 3000
Fax +44 (0)20 7285 3665
www.mangroupplc.com

Registered in England No. 2921462



Form of Proxy

I/We the undersigned being a member/members of Man Group plc hereby appoint (note 1)

or failing him/her the Chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 10 July 2002 and at any adjournment thereof and in respect of the Ordinary and Special Business set out in the Notice of Annual General Meeting to vote as indicated below.

Please indicate your vote by marking the appropriate boxes in black ink.

Ordinary Business	For	Against
1 Receive the Report and Accounts	☐	☐
2 Declare a final dividend	☐	☐
3 Re-elect D M Eadie* as a Director	☐	☐
4 Re-elect S Fink as a Director	☐	☐
5 Re-elect S J Nesbitt• as a Director	☐	☐
6 Re-appoint Auditors	☐	☐
7 Remuneration of the Auditors	☐	☐

Special Business	For	Against
8 Increase authorised capital	☐	☐
9 Authorise the Directors to issue shares under S.80 Companies Act 1985	☐	☐
10 Authorise the Directors pursuant to S.95 Companies Act 1985	☐	☐
11 Authorise the purchase of own shares	☐	☐
12 US Employee Stock Option Plan Limit	☐	☐

*A member of the Audit, Remuneration and Nomination Committees.
•A member of the Nomination Committee.

Please mark this box if signing on behalf of the shareholder as Attorney, Receiver, or Third Party. ☐

This card should not be used for any comments, change of address, or other queries. Please send separate instruction.

Please sign here

Date

Notes on completing the Form of Proxy

1 A member may appoint a proxy of his or her choice. Leave the space blank if the Chairman is to exercise the proxy vote. If any other proxy is preferred, enter the name of the proxy in the space provided. A proxy need not be a member of the Company but must attend the Meeting in order to represent you.

2 In the case of a corporation, the Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.

3 In the case of joint holders, the Form of Proxy must be signed by the first named holder of the shares.

4 Only members or their proxies may attend the Meeting. Only members personally present may vote on a show of hands.

5 Completion and return of the Form of Proxy will not prevent a member from attending and voting in person at the Meeting if the member so wishes.

6 Please indicate with an X in the boxes in the Form of Proxy how you wish your proxy to vote on each of the resolutions. If no indication is given your proxy will have discretion to vote or abstain on those and all other resolutions or amendments thereto which may be voted on at the Meeting.

7 To be effective, the Form of Proxy, duly completed, must be lodged with the Company's Registrars, Lloyds TSB Registrars, FREEPOST SEA7149, The Causeway, Worthing, West Sussex BN99 6BB no later than 11am on 8 July 2002.

If you wish, you may return the Form of Proxy in an envelope to the FREEPOST address. No stamp is needed.

Detach along perforation and submit at AGM entry to facilitate reception



Attendance Card

Annual General Meeting

Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 10 July 2002 at 11am.

RESPONSE LICENCE NO.
SEA7149

1

The Registrar
MAN GROUP plc
Lloyds TSB Registrars
FREEPOST SEA7149
The Causeway
Worthing
West Sussex
BN99 6BB

Location of AGM



QUEEN ELIZABETH II CONFERENCE CENTRE
MAIN ENTRANCE
St. James's Park
Horse Guards Road
Birdcage Walk
Old Queen Street
Tothill Street
Broadway
Victoria Street
Broad Sanctuary
Great George's Street
Parliament Square
Parliament Street
St. Margaret Street
Bridge Street
Westminster
Victoria Embankment